Proxy summary

This summary highlights information contained in our Management Proxy Circular (the Circular). This summary does not contain all of the information that you should consider. We encourage you to read the entire circular carefully prior to voting.

Annual meeting details

Date	Location	Time
Thursday, April 27, 2017	Fairmont Hotel Vancouver Waddington Room 900 West Georgia Street Vancouver, British Columbia V6C 2W6	3:00 pm

Shareholder voting matters

Business Item	Management’s Recommendation	Reference Page
Election of Directors	FOR	13
Appointment of Auditors	FOR	14
Authorize Board to fix Auditors Pay	FOR	14
Advisory Vote on Compensation	FOR	14

Director nominees

Name	Principal Occupation	Other Boards	Year First Appointed	Independent	2016 Board & Committee Attendance	Committee Participation
George Albino	Corporate Director	0	2016	Yes	100%	Sustainability CGNC
George Burns	Incoming President & CEO, Eldorado	0	First Time Nominee	No	n/a	n/a
Pamela Gibson	Corporate Director	1	2014	Yes	100%	CGNC (Chair) Sustainability
Robert Gilmore	Corporate Director	2	2003	Yes	83%	Audit Compensation
Geoffrey Handley	Corporate Director	1	2006	Yes	100%	Compensation Sustainability (Chair)
Michael Price	Corporate Director	1	2011	Yes	100%	Audit Sustainability
Jonathan Rubenstein	Corporate Director	4	2009	Yes	100%	Compensation (Chair) CGNC
Steven Reid	Corporate Director	2	2013	Yes	94%	Compensation Sustainability
John Webster	Corporate Director	0	2015	Yes	100%	Audit (Chair) CGNC
Paul Wright	President & CEO, Eldorado	0	1999	No	100%	n/a

1 Management Proxy Circular

Board and governance highlights

Board Composition
Size of Board	10
Number of Independent Directors (%)	9 (90%)
Independent Chair and Board Committees (see p. 34 for details)	YES
In Camera Sessions of Independent Directors (see p. 26 for details)	YES
Board Evaluation Process (see p. 30 for details)	YES
Board Orientation and Continuing Education (see p. 32 for details)	YES
Board Site Visits (see p. 32 for details)	YES
Share Ownership Policies for Directors and Executives (see p. 35 for details)	YES
Shareholder Rights
Annual Election of Directors	YES
Directors Elected individually (not by slate)	YES
Majority Voting Policy for Directors (see p. 13 for details)	YES
Advance Notice Policy (see p. 13 for details)	YES
Dual Class Shares	NO
Governance
Code of Conduct and Business Ethics (see p. 28 for details)	YES
Anti-Bribery and Anti-Corruption Policy (see p. 29 for details)	YES
Anti-Hedging (see p. 29 for details)	YES
Diversity Disclosure (see p. 32 for details)	YES
Board Succession Planning (see p. 32 for details)	YES
Retirement Age for Directors (see p. 33 for details)	YES
CEO Evaluation and Management Succession Planning (see p. 33 for details)	YES
Compensation
Advisory Vote on Executive Compensation (see p. 14 for details)	YES
Executive Compensation Recovery Policy (Clawback Policy) (see p. 48 for details)	YES

2 Management Proxy Circular

Dear Shareholder:

I am pleased to invite you to our 2017 annual meeting of shareholders on April 27, 2017 at 3:00 p.m. Vancouver time. The meeting will be held in the Waddington Room, Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia V6C 2W6.

You will have an opportunity to vote on various items of business, meet our nominee directors and management team, and hear first-hand about Eldorado’s operations, our 2016 performance, and our future plans.

Please read the President & Chief Executive Officer’s Letter to the Shareholders and the accompanying management proxy circular for information about the company and its activities, our senior management, our board of directors, our governance practices, our policies, and our business and compensation practices.

Your vote is important – we encourage you to vote online, by phone or by mail by April 25, 2017. You are also welcome to vote in person at the meeting on April 27, 2017.

Thank you for your continued support.

Yours sincerely,

Robert Gilmore

Chairman of the Board

March 13, 2017

3 Management Proxy Circular

Dear Shareholder,

Successfully delivering on our objectives

2016 was a transitional year for Eldorado, but we set out with specific targets and goals – and we delivered. Including the discontinued operations, Eldorado finished the year with production of over 486,000 ounces of gold, at industry leading cash costs of approximately $579 per ounce. Our cornerstone mines in Turkey again met internal targets and progress continued at our Skouries and Olympias projects in Greece after a brief suspension early in the year. We continued to advance our development projects in Romania and Brazil. Our exploration team demonstrated success in their early stage projects to further their goal of complementing our internal growth pipeline. Our team successfully completed the sales of our Chinese assets, a process that had been underway since late 2014.

The Company’s commitment to remaining financially prudent has not wavered. We finished the year with over $1 billion in total liquidity and we have a project pipeline that will continue to grow the Company for many years to come.

Growing a real business

Fundamental to Eldorado’s growth plan is finding and developing high quality and long-lived assets to sustain our production base, while delivering real and long term value to our stakeholders.

Our two cornerstone mines in Turkey, Kisladag and Efemcukuru, have consistently delivered year after year, on production and costs and both assets have significant years of production still ahead of them. While the headline risk in Turkey increased throughout 2016, we continue to operate in this pragmatic country as we have since the late 1990’s and we have had no recent interruptions to our organization or operations. We continue to explore and assess opportunities to extend our business interests in Turkey.

While we have faced political challenges over the last few years in Greece, we believe we are now in an improved position to further the constructive working relationship with the government in order to continue on time and on budget with Olympias Phase II, slated for commercial production mid-2017, and start-up at Skouries in 2019. Both Skouries and Olympias have mine lives in excess of 25 years, which will result in growth and development for the local and national economies, in addition to expected annual gold production of over 235,000 ounces and significant silver and base metal production once the mines are in full production.

Solid financial position

Volatility remains in the gold price and we continue to believe that maintaining the financial flexibility to sustain and grow our business forms the basis of our capital spending decisions. We ended the year with approximately $880 million in cash, cash equivalents and term deposits, and $250 million in undrawn lines of credit. In response to our current gold price outlook of $1,150 per ounce for 2017 and the capital requirements at our priority development projects in Greece, we revised our operating plan at Kisladag in order to reduce sustaining capital requirements over the next five years, while increasing free cash flow from the operation in the near and medium term.

We remain prudent and disciplined in allocating our funds for growth.

A commitment to sustainable operations

Like other mining companies, Eldorado operates in a complex and rapidly changing business environment. In addition to our commitment to the sustainability of our operations, we also recognize our responsibility to the communities and environments in which we operate. We finished 2016 with no material environmental incidents and successfully completed one of the largest environmental clean-up projects in Europe; the rehabilitation of the Olympias tailings area in Greece. Our in-country teams continue to work with the local communities to develop and implement long-term strategies to create value for our stakeholders.

4 Management Proxy Circular

Our operational health and safety policies seek to eliminate any injury to our work force. We audit compliance with these policies, both on a regular basis and in the event of any accident or injury, and as indicated, adjust them in a continuing effort to eliminate noncompliance and injury. We have seen a continued reduction in the frequency of lost time injuries across our sites, but must only be satisfied when injuries are totally eliminated. The fatality at Stratoni early in 2016 was of great sadness and concern to the Company and reinforces our resolve in respect of health and safety.

Future leadership

After almost 20 years with Eldorado, I will retire as President & CEO effective with our Annual Shareholder Meeting on April 27, 2017. George Burns, a well-respected and highly experienced industry veteran, will become Eldorado’s new President & CEO on that date. I remain a director nominee and, if elected, will assume the position of Vice Chair of the Board to help guide Eldorado’s leadership transition in the coming year.

During the year we also continued to strengthen the expertise of our board of directors, welcoming Dr. George Albino as a director in October, and look forward to his valuable contributions to the board going forward. Mr. Ross Cory is not standing for re-election and on behalf of the board I would like to thank him for his many years of service and dedication to the Company.

Outlook

The Company’s growth over the last two decades has provided us with the opportunity to re-invest in our business to secure the future, discover new deposits, complete accretive acquisitions and expand our land positions. We will continue re-investing in growth to create long-term stakeholder value. We are committed to managing Eldorado as a responsible business with a value-based growth objective.

Our record of past success has provided us with a solid foundation to continue to create long-term value for our stakeholders for many years to come. It is this unrelenting focus that differentiates us in the industry.

In closing, I would like to take this opportunity to thank our shareholders, employees, and board for their support over the past 20 years.

Yours sincerely,

Paul Wright

President & CEO

5 Management Proxy Circular

Notice of 2017 annual meeting of shareholders

When

Thursday, April 27, 2017 at 3:00 p.m. Vancouver time

Where

Fairmont Hotel Vancouver

Waddington Room

900 West Georgia Street

Vancouver, British Columbia V6C 2W6

Items of business:

1.	Receive our 2016 annual audited financial statements (page 13)
2.	Elect ten directors for the coming year (page 13)
3.	Re-appoint KPMG as auditor for the coming year (page 14)
4.	Authorize the directors to set the auditor’s pay (page 14)
5.	Approve a non-binding advisory resolution on executive compensation (page 14)
6.	Other business (page 14)

Your vote is important

You’re entitled to receive this notice and vote at our 2017 annual meeting of shareholders (2017 annual meeting) if you owned common shares of Eldorado Gold Corporation (Eldorado or the company) as of the close of business on March 13, 2017 (the record date or the 2017 annual meeting).

Notice-and-access

We are using notice-and-access procedures to deliver our 2017 meeting materials to shareholders. You are receiving this notice with information on how you can access the circular electronically along with a proxy or in the case of non-registered shareholders, a voting instruction form, in order to vote at the meeting or submit your voting instructions.

The circular, form of proxy, annual return card, annual audited consolidated financial statements and associated management’s discussion and analysis (MD&A) are available on our website (www.eldoradogold.com/shareholder-materials) as of March 27, 2017 and will remain on the website for one full year. You can also access the meeting materials through our public filings on SEDAR at (www.sedar.com) and the United States Securities and Exchange Commission (SEC) website at (www.sec.gov) under Eldorado’s name.

The circular contains important information about the meeting and the company. We encourage and remind you to access and review the circular prior to voting.

The company will mail paper copies of the meeting materials to those shareholders who had previously elected to receive paper copies. All other shareholders will receive this notice along with a form of proxy or voting instruction form, as applicable. If you received this notice and want to obtain paper copies of the full meeting materials, they can be requested, without charge, by contacting us as follows:

information@eldoradogold.com
1.604.687.4018 or 1.888.353.8166 (toll free)
1.604.687.4026
1188-550 Burrard Street, Vancouver, BC V6C 2B5 Attention: Corporate Secretary

6 Management Proxy Circular

To receive the circular in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.

Shareholders are able to request future copies of the annual audited consolidated financial statements and MD&A and/or interim consolidated financial report and MD&A by marking the appropriate box on the annual return card included with this notice, as applicable. All registered shareholders will receive the annual audited consolidated financial statements and MD&A.

Submitting your vote

If you are a registered shareholder and are unable to attend the meeting, please complete the enclosed form of proxy and return it as soon as possible. To be valid, proxies must be returned by 3:00 p.m. on Tuesday, April 25, 2017 to our transfer agent at:

Computershare Trust Company of Canada
8th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

You may also vote by telephone or internet by following the instructions on your proxy.

If you are a non-registered shareholder, you should follow the instructions on your voting instruction form in order to submit your voting instructions to your intermediary or its agent. You should submit your voting instructions to your intermediary or its agent as instructed as soon as possible so that your intermediary or its agent has sufficient time to submit your vote prior to the voting deadline of 3:00 p.m. on Tuesday, April 25, 2017.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Kingsdale Advisors by telephone at 1-877-657-5856 toll free in North America or 416-867-2272 outside of North America or by email at (contactus@kingsdaleadvisors.com).

By order of the board,

Karen Aram
Corporate Secretary

Vancouver, British Columbia

March 13, 2017

7 Management Proxy Circular

General information

Eldorado Gold

In this document, we, us, our, Eldorado and the company mean Eldorado Gold Corporation.

Shareholders

You, your and shareholder mean registered holders (unless the context otherwise requires) of common shares of Eldorado.

Date of information

Information in this document is as of March 13, 2017, unless otherwise stated.

Exchange rate

All dollar figures are in Canadian dollars, except as noted. We used the average annual exchange rate for 2016 reported by the Bank of Canada of CAD$1.00 = US$0.7548.

In the 2016 circular, all compensation was reported in USD. We used the annual average annual exchange rate for 2015 reported by the Bank of Canada of USD$1.00 = CAD$1.2787. In the 2017 circular, we revert to reporting in Canadian dollars for administrative purposes as detailed above.

Additional information

You can find financial information relating to Eldorado in our comparative financial statements and MD&A dated December 31, 2016.

See our MD&A, financial statements and our annual information form (AIF) or form 40-F for additional information about Eldorado. These documents are available on our website (www.eldoradogold.com) and are also available on SEDAR at (www.sedar.com) and at the SEC website (www.sec.gov) under Eldorado’s name.

You can also request copies free of charge by contacting our corporate secretary:

information@eldoradogold.com
1.604.687.4018 or 1.888.353.8166 (toll free)
1.604.687.4026
1188-550 Burrard Street, Vancouver, BC V6C 2B5

8 Management Proxy Circular

Who can vote?

If you hold Eldorado common shares at the close of business on March 13, 2017 (the record date), you are entitled to receive notice and vote at our 2017 annual meeting. Each share you hold entitles you to one vote on each item of business on a ballot.

What are we voting on?

We are voting on the following items of business:

•         Election of directors;

•         Appointment of auditors;

•         Authorizing the directors to set auditors pay; and

•	Approval of a non-binding advisory resolution on executive compensation.

What approval is required?

All of the above items of business require approval by a majority of the votes cast by shareholders.

How many shareholders do you need to reach a quorum?

According to our by-laws, we need two voting persons present or deemed to be present at the meeting and authorized to cast a total of at least 25% of the votes attached to all of the common shares entitled to vote at the meeting. Voting persons are registered shareholders, their duly authorized representatives or proxyholders of registered shareholders entitled to vote at the meeting. As at March 13, 2017, we had a total of 716,587,134 common shares issued and outstanding.

Does any shareholder beneficially own 10 percent or more of the outstanding common shares?

Yes. Blackrock Inc., according to their most recent public filings, held 19.4% or 139,198,966 of our common shares on the record date.

We are not aware of any other shareholders who beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of our outstanding common shares.

Are you aware of any interest of insiders in material transactions?

No. Other than as disclosed in this circular, we are not aware of any director, director nominee, executive officer of Eldorado or a subsidiary of Eldorado, any shareholder who holds or controls more than 10% of our common shares or anyone associated or affiliated with them who has or had during 2016 a direct or indirect material interest in any material transaction or any proposed material transaction of Eldorado or a subsidiary of Eldorado.

Do any of your directors or executive officers have a material interest in any item of business?

Other than as described in this circular, none of our director nominees, any person who has been a director or executive officer since the beginning of 2016 or anyone associated or affiliated with them, has a direct or indirect material interest in any item of business other than electing the directors and appointing the independent auditor.

How will I receive the meeting materials?

Under notice-and-access, a notice of meeting will be mailed to registered owners of Eldorado common shares on March 13, 2017, along with a form of proxy and annual return card, in accordance with applicable laws, unless you have requested to receive this information electronically. This circular will be posted on Eldorado’s website at (www.eldoradogold.com/shareholder-materials).

If you’re a non-registered shareholder, as permitted under the notice-and-access provisions of applicable securities laws, we have provided copies of the notice of meeting and annual return card to your broker, custodian, fiduciary or other intermediary to forward to you along with a form of voting instruction form. Intermediaries are required to forward the meeting materials unless a non-registered shareholder has waived the right to receive them. Please follow the voting instructions from your intermediary. Your intermediary is responsible for properly executing your voting instructions.

OBOs are beneficial shareholders who do not want us to know their identity. We are paying for intermediaries to forward meeting materials to OBOs.

9 Management Proxy Circular

NOBOs are beneficial shareholders that do not object to us knowing their identity. We are not sending meeting materials directly to NOBOs. NOBO’s will receive meeting materials from their intermediaries.

Am I a registered or non-registered shareholder?

You are a registered shareholder if you hold a share certificate in your name.

You are a non-registered (or beneficial) shareholder if your shares are registered in the name of your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your shares in a nominee account.

How do I vote if I am a registered shareholder?

As a registered shareholder you can vote in two ways:

•         attend the meeting and vote your shares in person; or

•         appoint someone else (called your proxyholder) to attend the meeting and vote your shares for you.

You can vote by proxy in three ways:

•         complete, sign and return your form of proxy by mail in the prepaid envelope provided;

•         vote by telephone by following the instructions on your form of proxy; or

•         visit the website indicated on your proxy and follow the instructions there.

Can I appoint someone other than Eldorado proxyholders to attend the meeting and vote on my behalf?

Yes, if you are a registered shareholder and want to appoint someone else as your proxyholder, do not check the box beside the names of the Eldorado proxyholders on the enclosed proxy form. Print the name of the person (your proxyholder) you want in the space provided. Your proxyholder does not need to be a shareholder. Your proxyholder must attend the meeting in order for your vote to be counted. Please inform your proxyholder that he or she has been appointed and that he or she must attend the meeting and register with our transfer agent, Computershare Trust Company of Canada (Computershare), upon arrival at the meeting.

How can I vote if I am a non-registered shareholder?

As a non-registered shareholder, you must follow the instructions of your intermediary to submit your voting instructions in order to have your vote counted. You can do so in one of three ways:

•         submit your voting instruction form to your intermediary (or agent as instructed by your intermediary) to submit a vote on your behalf;

•         have your intermediary appoint you as proxyholder to attend the meeting and vote your shares in person; or

•         have your intermediary appoint someone else to attend the meeting and vote your shares for you.

You can submit your voting instruction form in three ways:

•         complete, sign and return your voting instruction form by mail as instructed on the form;

•         vote by telephone by following the instructions on your voting instruction form; or

•         visit the website indicated on your voting instruction form and follow the instructions there.

Additionally, Eldorado may use the Broadridge QuickVote service to assist non-registered shareholders with voting their shares. Non-registered shareholders may be contacted by Kingsdale to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting shares to be represented at the meeting.

If you plan to vote in person or want to appoint someone to attend on your behalf, insert your name, or the name of that other person in the blank space provided for that purpose on the voting instruction form and return it to your intermediary or its agent within the time specified, or send your intermediary another written request that you or your nominee be appointed as proxyholder. When you or your nominee arrive at the meeting, register with our transfer agent, Computershare. If you bring your voting instruction form to the meeting your vote will not count. Your vote can only be counted if you have followed these instructions (and your intermediary has duly appointed you or your nominee as proxy holder) if attending the meeting and voting in person.

Your intermediary is required under applicable securities laws to arrange, without expense to you, to appoint you or your nominee as proxy holder in respect of your common shares. Unless corporate law does not allow it, if your intermediary makes an appointment in this manner, you or your nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of your intermediary (who is the registered shareholder) in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. An intermediary who receives your instructions at least one business day before the deadline for submission of proxies is required to deposit the proxy within the voting deadline, in order to appoint you or your nominee as proxy holder.

10 Management Proxy Circular

How will my shares be voted if I return a proxy?

When you complete and return a proxy, the persons named in the proxy are authorized to attend the meeting and vote your shares on each item of business that you are entitled to vote on, according to your instructions.

If you appoint the Eldorado proxyholders, Paul Wright, President and Chief Executive Officer or failing him, Dawn Moss, Executive Vice President, Administration, as your proxy but do not tell them how to vote your shares, your shares will be voted:

FOR the nominated directors listed on the proxy form and in this circular

FOR re-appointing KPMG as the independent auditor

FOR authorizing the board to set the auditor’s pay

FOR approval of a non-binding advisory resolution on executive compensation

If there are other items of business that properly come before the meeting, or amendments or variations to the items of business, the Eldorado proxyholders will vote according to management’s recommendation. If you appointed a proxyholder other than the Eldorado proxyholder, your proxyholder has discretion to vote as he or she elects.

On any ballot, your proxyholder must vote your shares or withhold your vote according to your instructions and, if you specify a choice on a matter, your common shares will be voted accordingly.

A proxy will not be valid unless it is signed by the registered shareholder, or by the registered shareholder’s attorney with proof that they are authorized to sign. If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

How can I change my vote?

Registered shareholders can revoke their proxy by sending a new completed proxy form with a later date, or a written note signed by you, or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder who is a corporation or association, your written note should have the seal of the corporation or association, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.

We must receive the written notice any time up to and including the last business day before the day of the meeting, or the last business day before the meeting is reconvened if it is postponed or adjourned.

Send the signed written notice to:

Eldorado Gold Corporation
c/o Fasken Martineau DuMoulin LLP
Suite 2900, 550 Burrard Street
Vancouver, British Columbia V6C 0A3
Attention: Josh Lewis

You can also give your written notice to the chairman of the meeting on the day of the meeting. If the meeting has already started, your new voting instructions can only be executed for items that have not yet been voted on.

If you’ve sent in your completed proxy form and since decided that you want to attend the meeting and vote in person, you need to revoke the proxy form before you vote at the meeting.

Non-registered shareholders can change their vote by contacting their intermediary, or their agent, right away so they have enough time before the meeting to arrange to change the vote and, if necessary, revoke the proxy.

How will the votes be processed?

Our transfer agent and registrar Computershare will act as scrutineer of the meeting and is responsible for counting the votes on our behalf.

Our voting results are posted on SEDAR (www.sedar.com), under our company’s name, after the meeting.

11 Management Proxy Circular

Is there a deadline for my proxy to be received?

Yes. Your completed proxy must be received by Computershare (by mail, telephone or on the internet) by 3 p.m. (Vancouver time) on Tuesday, April 25, 2017, or two business days before the meeting is reconvened if it is postponed or adjourned.

The time limit for deposit of proxies may be waived or extended by the Chair of the meeting at his or her discretion, without notice.

Who is soliciting my proxy?

Eldorado’s management is soliciting votes for this meeting and any meeting that is reconvened if it is postponed or adjourned. You may be contacted by telephone by the company or a representative of Kingsdale Advisors (Kingsdale), who we have retained as our strategic shareholder advisor and proxy solicitation agent to assist with soliciting votes.

Kingsdale is also providing a variety of services related to the meeting. This includes reviewing the circular, liaising with proxy advisory firms, advising on meeting and proxy protocol, reporting and reviewing the tabulation of shareholder proxies, and soliciting shareholder proxies. We pay the cost of these services, which we estimate to be approximately CAD$62,000 plus disbursements.

What if I have further questions about voting?

Please contact Computershare if you have additional questions regarding the voting process:

Computershare Trust Company of Canada

8th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

T. 1.866.313.1872 (toll free within North America)

F. 1.604.681.3067

www.computershare.com

Additional information

You can find financial information relating to Eldorado in our comparative financial statements and MD&A for December 31, 2016.

See our MD&A, financial statements and our annual information form (AIF) or form 40-F for additional information about Eldorado. These documents are available on our website (www.eldoradogold.com) and are also available on SEDAR at (www.sedar.com) and the SEC website at (www.sec.gov) under Eldorado’s name.

You can also request copies free of charge by contacting our corporate secretary:

information@eldoradogold.com
1.604.687.4018 or 1.888.353.8166 (toll free)
1.604.687.4026
1188-550 Burrard Street, Vancouver, BC V6C 2B5

12 Management Proxy Circular

Items of business

1.	Receiving our financial statements and the auditor’s report

Our consolidated financial statements for the year ended December 31, 2016, and the auditor’s report are available on our website (www.eldoradogold.com) and on SEDAR (www.sedar.com).

A representative from KPMG LLP (KPMG), the independent auditor for 2016, will be at the meeting to answer any questions about the auditors’ report.

2.	Electing directors

According to our articles and by-laws, we must elect between three and 20 directors at each annual meeting to serve for a one-year term or until a successor is elected or appointed.

The board has decided that ten directors will be elected this year based on the mix of skills and experience the board believes is necessary to effectively fulfill its duties and responsibilities. Eight of the ten nominated directors were elected at our 2016 annual meeting. Each of the nominated directors has confirmed their willingness to serve on our board for the 2017 term.

Our director nominees for 2017 are:

George Albino George Burns Pamela Gibson	Michael Price Steven Reid Jonathan Rubenstein
Robert Gilmore	John Webster
Geoffrey Handley	Paul Wright

Each of the nominee directors is well qualified and demonstrates the competencies, character and commitment that is complementary to Eldorado’s needs and culture and has expressed his or her willingness to serve on the board. Further information on each of the nominees can be found starting on page 16.

Majority voting

The board adopted a majority voting policy in accordance with TSX rules, that requires any nominee for election as a director who receives a majority of the votes “withheld” than votes ‘for” to submit his or her resignation to the board. The CGNC will then undertake an evaluation, considering all factors deemed relevant, and makes a recommendation to the board as to whether or not to accept the resignation. The board, within 90 days of the relevant shareholders’ meeting, will consider the CGNC’s recommendation and announce promptly the board’s decision to accept or reject the resignation offer by press release. A director who tenders his or her resignation pursuant to this policy does not participate in any meeting of the CGNC or the board where the resignation is to be considered. Absent exceptional circumstances, the board will accept the resignation which will become effective upon the board’s acceptance. If the board determines not to accept a resignation, the news release must fully state the reasons for that decision. This policy does not apply if there is a contested director election at which the number of directors nominated for election is greater than the number of seats available on the board. A copy of our Majority Voting Policy can be found on our website (www.eldoradogold.com).

Advance notice policy

In 2014, shareholders approved the adoption of a new By-Law No. 1 of the company that contained an advance notice provision for director nominations. Shareholders who wish to nominate candidates for election as directors must provide written notice of their intention to the Corporate Secretary, 1188 – 550 Burrard Street, Vancouver BC V6C 2B5 and include certain information as set out Part 9 of our by-laws. The notice must be made not less than 30 days and not more than 65 days prior to the date of our next annual meeting in compliance with Part 9. If you want to submit a director nomination to be presented at our 2017 annual meeting, the required information must be sent to our corporate secretary by March 29, 2017. A copy of our by-laws can be found on SEDAR under the company’s name.

We recommend that you vote FOR the election of the director nominees.

13 Management Proxy Circular

3.	Appointing the independent auditor and authorizing the board to set the auditor’s pay

KPMG has been our independent auditor since 2009. Upon the recommendation of the Audit committee and the board, shareholders will be asked to approve the re-appointment of KPMG as auditor and also to authorize the board to set the auditor’s pay for 2017.

KPMG conducts the annual audit of our financial statements and provides audit-related, tax and other services and reports to the audit committee of the board. The table below outlines the fees paid to KPMG during the last two years.

Years ended December 31
	2016	2015
Audit fees	US$1,188,736	US$1,452,783	Total fees for audit services
Audit related fees	US$67,180	US$122,322	Majority of fees relate to French translations
Tax services	-	-	Total fees for tax advice, tax planning and tax compliance
All other services	-	-
Total	US$1,255,915	US$1,575,105

 We recommend that you vote FOR the appointment of KPMG as our auditors for the ensuing year and FOR authorizing the Board to set the auditor’s pay.

4.	Advisory vote on executive compensation – voluntary adoption of say on pay

In 2016, the board approved a policy on say on pay and shareholder engagement. The policy establishes the framework for conducting an annual non-binding advisory vote by our shareholders on Eldorado’s executive compensation. The advisory vote provides shareholders the opportunity to advise the board on their view of our executive compensation programs as presented in the Statement of Executive Compensation (referred to herein as the CD&A) of this circular.

As this is an advisory vote, the results will not be binding on the board. The board retains sole authority and remains fully responsible for the company’s compensation decisions and are not relieved of these responsibilities as a result of the advisory vote by shareholders. The board, will however, take into account the results of the advisory vote when considering whether there is a need to increase shareholder engagement on compensation and other matters.

We recommend that you vote FOR the adoption of the resolution to support our approach to executive compensation.

BE IT RESOLVED THAT, on an advisory basis, and not to diminish the role and responsibilities of the board, the shareholders accept that the philosophy and design of the company’s executive compensation program as disclosed in the company’s circular and the CD&A is appropriate.

6.            Other business

We’ll also consider any other matters that properly come before the meeting. As of the date of this circular, we are not aware of any other items of business to be considered at the meeting.

14 Management Proxy Circular

Director profiles

This section profiles each of the nominee directors as at December 31, 2016. For each nominee the profile includes the following information:

•      background and experience;

•      country of residence;

•      age;

•      independence status;

•      date first appointed to the board;

•      areas of expertise;

•      directorships of other public companies and board interlocks, if any;

•      memberships and accreditations;

•      board and committee membership and meeting attendance;

•      shareholdings in Eldorado and whether each of the director’s share ownership requirement has been met;

•      director compensation for the past two years; and

•      annual meeting voting results for the past two years.

In reviewing the director profiles please note the following:

•	the value of director shareholding (including deferred units and common shares) has been calculated at the higher of the value at issue date or fair market value at January 31 of the current year;
•	the total annual compensation for the independent directors includes fees, retainers and equity compensation;

For further information on the compensation paid to our directors please refer to our CD&A beginning on page 41.

15 Management Proxy Circular

Areas of Expertise: Finance Mergers & acquisitions Investment banking Technical

George Albino

Colorado, USA

Age: 59

Independent Director Since: October 2016

Mr. Albino was appointed to the board in October 2016. Prior to joining Eldorado Mr. Albino was an Equities Analyst with GMP Securities (2010-2016). He has over 35 years of experience in mining and finance, having been a highly-ranked sell-side analyst covering mining (principally gold) stocks for 19 years. While an analyst he worked for several global banks as well as Canadian independent brokerages. Prior to working for various global banks, Mr. Albino began his career as a geologist and spent 18 years working in industry for a variety of producing and development companies in exploration, operating, and corporate roles, as well as spending time in academia and as a government research geologist.

Current Occupation	Corporate Director
Education	Ph.D., Geology, University of Western Ontario M.S. Geology, Colorado State University B.A.Sc. Geological Engineering, Queen's University
Accreditations and Memberships	None
Other Directorships	None
Interlocks	None

Board and Committee Membership

	2016 Meeting Attendance	% Meetings Attended
Board of Directors	2 of 9[1]	100%

Securities Held

Year	Common Shares	DUs	Stock Options	Target Requirement	Meets Requirement	Total Compensation
2016	0	0	100,000	$189,000	n/a[2]	$426,000
2015	n/a	n/a	n/a	n/a	n/a[2]	n/a[3]

Annual Meeting Voting Results

Year	For	Withheld
2016	n/a[4]	n/a[4]
2015	n/a[4]	n/a[4]

Notes:

1.	Mr. Albino was appointed a director on October 27, 2016 and attended all the Meetings he was eligible to attend post his appointment. On February 23, 2017 Mr. Albino was appointed to the CGNC and the Sustainability Committee.
2.	Mr. Albino’s share ownership requirement will become effective October 27, 2019.

3.     Mr. Albino was not a director of the company in 2015 and therefore did not earn any 2015 compensation.

4.	Mr. Albino was appointed a director on October 27, 2016.

16 Management Proxy Circular

Areas of Expertise: Mining Engineering Mine and Process Operations, Development and Construction

George Burns

British Columbia, Canada

Age: 57

Non-independent

Mr. Burns is a first time director nominee. He joined Eldorado on February 1, 2017. Prior to joining us, Mr. Burns was the Executive Vice President and Chief Operating Officer at Goldcorp. He also held the Goldcorp positions of Senior Vice President, Mexican Operations and Vice President, Canada and United States respectively. Prior to that he was Senior Vice President & Chief Operating Officer of Centerra Gold Inc. He has over 30 years of experience in the mineral sector including executive, operations, development and engineering leadership roles in gold, copper and coal operations. Mr. Burns has served in various capacities for Asarco LLC including Vice President of Mining as well as numerous capacities for Cyprus Minerals Corporation. He began his career with Anaconda Company in 1978.

Current Occupation	As previously announced by the company, Mr. Burns will succeed Mr. Wright as the President and CEO following Mr. Wright’s retirement at the 2017 Annual Shareholder Meeting.
Education	B. Sc. Mining Engineering, Montana College of Mineral Science and Technology
Accreditations and Memberships	SME Member PDAC Member
Other Directorships	None
Interlocks	None

Board and Committee Membership

	2016 Meeting Attendance	% Meetings Attended
Board of Directors	n/a	n/a

Securities Held

Year	Common Shares	DUs	Stock Options	Target Requirement	Meets Requirement	Compensation (Base Salary)
2016	-	-	-	n/a	n/a	n/a

Annual Meeting Voting Results

Year	For	Withheld
2016	n/a	n/a

Note:

1.	Mr. Burns is a first time director nominee.

17 Management Proxy Circular

Areas of Expertise: Corporate finance Corporate governance Legal

Pamela Gibson

London, United Kingdom

Age: 63

Independent Director Since: September 2014

Ms. Gibson was appointed to the board in September 2014. She has over 30 years of experience, primarily as a corporate lawyer at Shearman & Sterling LLP, including managing partner of both the London and Toronto offices and head of the European and Asian Capital Markets Group. She currently serves as Of Counsel. Ms. Gibson has extensive industry experience in the metals and mining, oil and gas, energy, telecom and technology sectors advising companies on capital market transactions, governance, risk management, compliance and other corporate strategic matters.

Current Occupation	Of Counsel, Shearman & Sterling LLP, London
Education	LL.M, New York University LL.B, Osgoode Hall BA (with Distinction), York University
Accreditations and Memberships	Accredited Director (Acc. Dir.) Member, New York and Ontario Bars
Other Directorships	GasLog Partners LP
Interlocks	None

Board and Committee Membership

	2016 Meeting Attendance	% Meetings Attended
Board of Directors	9 of 9	100%
CGNC	3 of 3	100%
Sustainability Committee	3 of 3	100%

Securities Held

Year	Common Shares	DUs	Stock Options	Target Requirement	Meets Requirement	Total Compensation
2016	0	16,299	240,629	$189,000	n/a[1]	$236,250
2015	0	1,911	152,910	$189,000	n/a[1]	$233,750

Annual Meeting Voting Results

Year	For	Withheld
2016	99.79%	0.21%
2015	99.89%	0.11%

Notes:

1.	Ms. Gibson’s share ownership requirement will become effective September 2, 2017.

18 Management Proxy Circular

Areas of Expertise: Finance Mergers & acquisitions

Robert Gilmore, CPA

Colorado, USA

Age: 65

Independent Director Since: April 2003

Mr. Gilmore was first elected to the board in April 2003, and was elected Chairman of the board in December 2009. Mr. Gilmore is a Certified Public Accountant and financial consultant with more than 30 years of experience working with resource companies. From 1991 to 1997 Mr. Gilmore was the Chief Financial Officer of Dakota Mining Corporation and was the Chief Financial Officer of Teamshare Inc. in 2002.

Current Occupation	Corporate Director
Education	CPA Colorado BSBA, Accounting University of Denver
Accreditation and Memberships	Accredited Director (Acc. Dir.)
Other Directorships	Fortuna Silver Mines Inc. Layne Christensen Company
Interlocks	None

Board and Committee Membership

	2016 Meeting Attendance	% Meetings Attended
Board of Directors	8 of 9[1]	89%
Audit Committee	3 of 4[1]	75%
Compensation Committee	4 of 5[1]	80%

Securities Held

Year	Common Shares	DUs	Stock Options	Target Requirement	Meets Requirement	Total Compensation
2016	9,500	84,093	83,788	$360,000	Yes	$339,500
2015	9,500	67,054	62,126	$360,000	Yes	$345,000

Annual Meeting Voting Results

Year	For	Withheld
2016	95.10%	4.90%
2015	71.78%	28.22%

Notes:

1.	Due to unforeseen circumstances, Mr. Gilmore was unable to attend the July 2016 board and committee meetings and provided advance notice of his absence to the company.

19 Management Proxy Circular

Areas of Expertise: Technical Environmental, health and safety

Geoffrey Handley

New South Wales, Australia

Age: 67

Independent Director Since: August 2006

Mr. Handley was first appointed to the board in August 2006. Prior to his retirement, he was most recently Executive Vice President, Strategic Development with Placer Dome and has over 40 years of extensive experience in the mineral resource industry.

Current Occupation	Corporate Director
Education	B.Sc. Hons. James Cook University of North Queensland
Accreditations and Memberships	MAusIMM Accredited Director (Acc. Dir.)
Other Directorships	Endeavour Silver Corp.
Interlocks	None

Board and Committee Membership

	2016 Meeting Attendance	% Meetings Attended
Board of Directors	9 of 9	100%
Compensation Committee	5 of 5	100%
Sustainability Committee	3 of 3	100%

Securities Held

Year	Common Shares	DUs	Stock Options	Target Requirement	Meets Requirement	Total Compensation
2016	10,000	88,937	125,455	$189,000	Yes	$256,500
2015	10,000	84,444	62,126	$189,000	Yes	$254,750

Annual Meeting Voting Results

Year	For	Withheld
2016	95.24%	4.76%
2015	69.44%	30.56%

20 Management Proxy Circular

Areas of Expertise: Mining Engineering Mining finance

Michael Price

London, United Kingdom

Age: 61

Independent Director Since: May 2011

Mr. Price was first elected to the board in May 2011. He is a consultant and adviser in mining finance and also London Representative of Resource Capital Funds since 2006. Previously, Mr. Price served as Managing Director, Joint Global Head of Mining and Metals of Barclays Capital. He was Managing Director, Global Head of Mining and Metals of Societe Generale from 2001 to 2003 and Executive Director, Head of Resource Banking and Metals Trading, NM Rothschild & Sons Ltd. from 1989 to 2001. From 1981- 1988 Mr. Price held various positions including Mining Engineer, Business & Financial Analyst for British Petroleum PLC.

Current Occupation	Corporate Director
Education	B.Sc. Eng (2.1 Hons) – Mining Engineering University College Cardiff PhD. – Mining Engineering University College Cardiff Mine Manager’s Certificate of Competency (Coal Mines, South Africa)
Accreditations and Memberships	MIMMM and Eur Ing (FEANI) Accredited Director (Acc. Dir.)
Other Directorships	Asanko Gold Corporation
Interlocks	None

Board and Committee Membership

	2016 Meeting Attendance	% Meetings Attended
Board of Directors	9 of 9	100%
Audit Committee	4 of 4	100%
Sustainability Committee	3 of 3	100%

Securities Held

Year	Common Shares	DUs	Stock Options	Target Requirement	Meets Requirement	Total Compensation
2016	0	38,561	187,718	$189,000	Yes	$235,000
2015	0	22,257	241,666	$189,000	Yes	$232,250

Annual Meeting Voting Results

Year	For	Withheld
2016	99.80%	0.20%
2015	97.45%	2.55%

21 Management Proxy Circular

Areas of Expertise: Technical, Mining Engineering Environment, health and safety

Steven Reid

Alberta, Canada

Age: 61

Independent Director Since: May 2013

Mr. Reid was first elected to the board in May 2013. Mr. Reid was previously the Executive Vice President and Chief Operating Officer for Goldcorp Inc. from January 2007 to September 2012 He has over 35 years of experience in the mineral resource industry.

Current Occupation	Corporate Director
Education	Trium Global Executive MBA B.Sc. Mineral Engineering, South African Institute of Technology
Accreditations and Memberships	FAUSIMM Member, Society of Mining Engineers of A.I.M.E. (USA) Accredited Director (ICD.D)
Other Directorships	Silver Standard Resources Inc. Gold Fields Limited
Interlocks	None

Board and Committee Membership

	2016 Meeting Attendance	% Meetings Attended
Board of Directors	8 of 9	89%
Compensation Committee	5 of 5	100%
Sustainability Committee	3 of 3	100%

Securities Held

Year	Common Shares	DUs	Stock Options	Target Requirement	Meets Requirement	Total Compensation
2016	0	87,518	127,777	$189,000	Yes	$222,938
2015	0	45,294	127,777	$189,000	Yes	$235,250

Annual Meeting Voting Results

Year	For	Withheld
2016	97.21%	2.79%
2015	69.45%	30.55%

22 Management Proxy Circular

Areas of Expertise: Legal Corporate governance Mergers & acquisitions

Jonathan Rubenstein

British Columbia, Canada

Age: 68

Independent Director Since: May 2009

Mr. Rubenstein was first elected to the board in May 2009. He was one of the founders of Canico Resources Corp., where he served as a Director and as Vice President & Corporate Secretary from 2002 to 2005. He was Vice President, Corporate Affairs for Sutton Resources from 1995 to 1999. Mr. Rubenstein was a founder and director of Cumberland Resources Ltd. and was a director of Aurelian Resources Inc. Mr. Rubenstein retired from his legal practice in 1994 and since that time has been a mining executive and corporate director.

Current Occupation	Corporate Director
Education	BA, Oakland University LLB, UBC
Accreditations and Memberships	Accredited Director (Acc. Dir.)
Other Directorships	Detour Gold Corporation MAG Silver Corp. Roxgold Inc. Dalradian Resources Inc.
Interlocks	None

Board and Committee Membership

	2016 Meeting Attendance	% Meetings Attended
Board of Directors	9 of 9	100%
Compensation Committee	5 of 5	100%
CGNC	3 of 3	100%

Securities Held

Year	Common Shares	DUs	Stock Options	Target Requirement	Meets Requirement	Total Compensation
2016	9,000	52,858	161,698	$189,000	Yes	$287,625
2015	9,000	36,554	140,036	$189,000	Yes	$229,250

Annual Meeting Voting Results

Year	For	Withheld
2016	95.83%	4.17%
2015	71.21%	28.79%

23 Management Proxy Circular

Areas of Expertise: Finance Auditing Mergers and acquisitions

John Webster

British Columbia, Canada

Age: 62

Independent Director Since: January 2015

Mr. Webster was first appointed to the board in January 2015. He spent over 30 years with PricewaterhouseCoopers LLP until his retirement in June 2014. His roles included 8 years as Managing Partner in British Columbia, 3 years as Assurance Leader in Romania and Southeast Europe and as leader of the firm’s Mining Practice in Canada. Mr. Webster has had extensive experience as an audit partner and has provided advice to both venture clients and listed companies on large, complex transactions.

Current Occupation	Corporate Director
Education	BA (Hon), University of Kent
Accreditations and Memberships	ACA, Institute of Chartered Accountants England and Wales FCA, Chartered Professional Accountants British Columbia Accredited Director (Acc. Dir.)
Other Directorships	None
Interlocks	None

Board and Committee Membership

	2016 Meeting Attendance	% Meetings Attended
Board of Directors	9 of 9	100%
CGNC	2 of 3[1]	100%
Audit Committee	4 of 4	100%

Securities Held

Year	Common Shares	DUs	Stock Options	Target Requirement	Meets Requirement	Total Compensation
2016	2,000	47,494	135,087	$189,000	Yes	$289,500
2015	2,000	24,092	100,000	$189,000	n/a[2]	$253,416

Annual Meeting Voting Results

Year	For	Withheld
2016	99.81%	0.19%
2015	99.60%	0.40%

Notes:

1.     Mr. Webster was appointed to the CGNC on May 25, 2016 and attended all of the Meetings he was eligible to attend post his appointment.

2.	Mr. Webster’s required share ownership will become effective January 2, 2018.

24 Management Proxy Circular

Areas of Expertise: Mining engineering Mergers & acquisitions

Paul Wright

British Columbia, Canada

Age: 63

President and Chief Executive Officer

Mr. Wright was first elected to the board in 1999. He first joined Eldorado in July 1996 and held the positions of Vice President, Mining and Senior Vice President, Operations prior to his current role of President and Chief Executive Officer. He has over 30 years of experience in developing and operating open pit and underground gold mines. Prior to joining Eldorado, he worked with Placer Dome, the Redpath Group and Granges.

Current Occupation	President & CEO
Education	B.Sc., Mining Engineering, Newcastle University
Accreditations and Memberships	Member, Canadian Institute of Mining & Metallurgy Chartered Engineer (UK)
Other Directorships	None
Interlocks	None

Board and Committee Membership

	2016 Meeting Attendance	% Meetings Attended
Board of Directors	9 of 9	100%

Securities Held

Year	Common Shares	DUs	Stock Options	Target Requirement	Meets Requirement	Compensation (Base Salary)
2016	1,238,537	n/a	5,956,869	$2,708,400	Yes	$7,798,480 [1]
2015	1,151,399	n/a	4,570,896	$4,390,599	Yes	$8,421,758 [1]

Annual Meeting Voting Results

Year	For	Withheld
2016	97.75%	2.25%
2015	98.26%	1.74%

Note:

1.	Mr. Wright is not an independent director and therefore does not receive compensation for his role as a director. See page 63 for details of Mr. Wright’s compensation.

25 Management Proxy Circular

Meeting attendance

Directors attended 98% of our board and committee meetings in 2016, and eight of the ten directors who have been nominated for election attended the 2016 annual meeting of shareholders. Mr. Cory, who is unable to attend meetings in person for health reasons, attended 100% of the board and committee meetings by telephone conference.

Meeting in camera

The board and each of the committees meet without management present (In Camera). In 2016, the board held In camera sessions at each of its nine scheduled meetings. The Audit committee met four times without management, the Compensation committee met five times without management and the Sustainability committee and the CGNC each met three times without management.

2016 board and committee meeting attendance

Committee Meetings
Director	Board Meeting	Audit	Compensation	CGNC	Sustainability
George Albino[3]	2 of 9
Ross Cory [1] 5] [6] [7]	9 of 9	4 of 4		3 of 3
Pamela Gibson[1]	9 of 9			3 of 3	3 of 3
Robert Gilmore[5] [6]	8 of 9	3 of 4	4 of 5
Geoffrey Handley[1] [2] [6]	9 of 9		5 of 5		3 of 3
Michael Price	9 of 9	4 of 4			3 of 3
Steven Reid[2]	8 of 9		5 of 5		3 of 3
Jonathan Rubenstein[1] [5] [6]	9 of 9		5 of 5	3 of 3
John Webster[1] [4] [5]	9 of 9	4 of 4		2 of 3
Paul Wright	9 of 9

Notes:

1.	The following directors served as committee chairs in 2016:

•                      Mr. Webster – chair of the Audit committee

•                      Mr. Rubenstein – chair of the Compensation committee

•                      Mr. Cory – chair of the CGNC until July 26, 2016

•                      Ms. Gibson – chair of the CGNC effective July 26, 2016

•                      Mr. Handley – chair of the Sustainability committee and chair of the reserve and resource panel.

2.	Mr. Handley and Mr. Reid met with management twice in 2016 as members of the mineral reserves and resources review panel. According to the board’s terms of reference, directors who understand the technical aspects of reserve and resource calculations meet to discuss the preparation of, and procedure for, calculating the reserves and resources and the credentials of the qualified persons responsible for preparing the reserve and resource statement, and reporting their findings to the board.
3.	Mr. Albino was appointed to the board of directors on October 27, 2016 and attended all of the board meetings he was eligible to attend post his appointment.

4.     Mr. Webster was appointed to the CGNC on May 25, 2016 and attended all of the meetings he was eligible to attend post his appointment.

5.	Messrs. Cory, Gilmore, Rubenstein and Webster met five times in 2016 as members of the Special committee. The board formed the Special committee consisting of independent directors, to review the potential sale of the company’s Chinese assets and to provide their recommendation to the board.
6.	Messrs. Cory, Gilmore, Handley and Rubenstein met two times in 2016 as members of the Succession Planning and Search committee. The board formed the Succession planning and search committee to identify appropriate candidates to succeed Mr. Wright in the position of President & CEO.
7.	Mr. Cory will not be standing for election at our 2017 annual meeting.

26 Management Proxy Circular

Cease trade orders, bankruptcies, penalties or sanctions

Area	Any Director

Cease trade orders – Has any proposed director, within the last 10 years, been a director, CEO or CFO of any company that was subject to a cease trade order (or an order similar to a cease trade order or an order that denied the company access to any exemption under securities law) that was issued while the person acted in that capacity or because of an event that occurred while the person acted in that capacity?

Handley[2]

Bankruptcy- Has any director, within the last 10 years,

(i)    personally, or

(ii)   been a director or executive officer of any company (including ours) that (while, or within a year of, the person acting in that capacity):

became bankrupt, made a proposal under legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or the assets of the nominated director?

Wright[1] Handley[2]

Penalties and sanctions – Has any director or proposed director been subject to any penalties or sanctions imposed by a court, securities regulatory authority or regulatory body, or entered into a settlement agreement with any securities regulatory authority since December 31, 2000?

None

Notes:

1.	Mr. Wright was a director of Nordic Mines AB (Nordic) until November 17, 2012. On July 8, 2013, within one year of Mr. Wright ceasing to be a director, Nordic announced that it had requested a Court appointed Administrator, which appointment concerns Nordic, its Swedish subsidiary Nordic Mines Marknad AB and its Finnish subsidiary Nordic Mines Oy. The appointment of the Swedish Administrator was terminated by the District Court of Uppsala in a decision on September 1, 2014, when an agreement on debt write-off was entered into between Nordic and its creditors and lenders. The last condition for the debt write-off, the receiving of proceeds from a rights issue, was satisfied on September 10, 2014. On September 21, 2015 Nordic reached an agreement in principle with its lenders regarding the repurchase of outstanding debt. The final agreement was entered into between Nordic and its lenders on November 9, 2015. On December 14, 2015 Nordic completed the repurchase of outstanding bank debt in accordance with the agreement.
2.	Mr. Handley was a director of Mirabela Nickel Limited (Mirabela) until January 11, 2014. On February 25, 2014, within a year of Mr. Handley ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement (PSA) which establishes a framework for a proposed recapitalisation of Mirabela, subject to certain terms and conditions, as well as the appointment of Messrs. Madden, Rocke and Winterbottom of KordaMentha as joint and several voluntary administrators. Mirabela also announced that, under the PSA, the proposed recapitalisation will be effected through a recapitalisation and restructuring plan to be implemented through a deed of company arrangement (DOCA ) in Australia and an extrajudicial reorganization proceeding to be filed by Mirabela Brazil before the competent Brazilian court. Trading in securities of Mirabela on the Australian Securities Exchange (ASX) were suspended on October 9, 2013. On June 25, 2014 Mirabela reported that the DOCA had been fully effectuated and on June 30, 2014 Mirabela’s shares were reinstated for trading on the ASX.

Loans to directors and officers

We do not grant loans to our directors, officers or employees. As a result, we do not have any loans outstanding to them.

Directors’ and officers’ liability insurance

We maintain insurance policies for directors’ and officers’ liability. These policies have an annual limit of US$120 million and provide coverage for costs incurred to defend and settle claims against our directors and officers.

We paid premiums of US$698,951 for the period November 1, 2016 to November 1, 2017. The policies have a deductible of US$500,000 and are renewed annually.

Each director and officer has an individual indemnity agreement with us. This agreement indemnifies them from costs, charges and expenses they incur related to any civil, criminal, administrative, investigative or other proceeding they are involved with as a director or officer of Eldorado, provided certain conditions are met.

27 Management Proxy Circular

Management and the board of directors recognize the value of good governance practices in its business and affairs for the benefit of our stakeholders.

We are committed to the highest standards of legal and ethical conduct, and believe in the importance of full, accurate, clear and timely disclosure, and communicating openly with our stakeholders.

We comply with corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the TSX and corporate governance standards that apply to us as a foreign issuer listed on the NYSE and registered with the SEC.

Ethical business conduct

Our code of business conduct and ethics (code) is designed to promote integrity and deter wrongdoing by setting out the legal, ethical and regulatory standards we follow in all of our activities. The code applies to our directors, officers, employees and contractors and reinforces our commitment to ethical business conduct. Complying with the code and maintaining high standards of business conduct are mandatory, and the board relies on the oversight of our internal controls to monitor compliance with the code.

The code addresses six key areas:

1.	handling conflicts of interest, including transactions and agreements where a director or executive officer has a material interest;
2.	protecting and properly using our corporate assets;
3.	keeping our corporate information confidential and providing for securities trading restrictions in appropriate circumstances;
4.	treating our security holders, customers, suppliers, employees and competitors fairly and ethically;
5.	complying with laws, rules and regulations; and
6.	reporting any illegal or unethical behavior.

Directors, officers, employees and contractors must read the code when they join the board or start working for us. They must acknowledge that they understand the code and attest to their compliance every year.

We adopted the code in October 2004, review it annually and update it to provide continued compliance with our business principles which form the foundation of how we do business everywhere we operate.

The code is posted in all of our offices and operations. It’s also available on our website (www.eldoradogold.com) and on SEDAR (www.sedar.com) and by contacting our corporate secretary.

Provisions of the code may be waived for directors or executive officers (including our senior financial officers) only if it is approved by the board. We will publicly disclose any waiver of the code that is granted to a director or executive officer, or any amendments to a waiver or the code itself within four days of it being granted. Any material departure from the code by a director or executive officer that constitutes a material change will be disclosed in a press release and a material change report to the extent required under National Instrument 51-102.

Whistleblower policy

As part of the code, we adopted a “whistleblower” policy so any director, officer, or employee can confidentially report any concerns about our financial statements, accounting practices or internal controls, or any suspected or known illegal or unusual behavior that violates laws, government regulations or our code.

28 Management Proxy Circular

Reports can be made anonymously over our whistleblower hotline to:

Ethicspoint	Chair of the audit committee	Corporate secretary
www.eldorado.ethicspoint.com	John Webster	Karen Aram
(click “file a new report”)	c/o 1188 – 550 Burrard Street	1188 – 550 Burrard Street
	Vancouver, BC V6C 2B5	Vancouver, BC V6C 2B5
T. 1.866.384.4277		T. 604.601.6656
E. karena@eldoradogold.com

All reports are taken seriously and addressed immediately by the chair of the audit committee and the corporate secretary. They will investigate the matter and then discuss it in more detail to determine an appropriate response, which can include implementing corrective action and preventive measures as necessary.

Reports can be filed in any language. Ethicspoint will translate a report into English and send it to the chair of the audit committee and the corporate secretary for appropriate follow-up.

The whistleblower hotline is tested periodically as part of Eldorado’s internal control procedures.

We will not condone any retaliation against a director, officer, employee or contractor of our affiliates or subsidiaries if someone is acting in good faith in reporting any violations of the code to the company.

Anti-bribery and anti-corruption compliance policy (ABC policy)

Eldorado is committed to maintaining the highest ethical and legal standards. We use our best efforts to comply with both the legislation and spirit of the growing body of international anti-bribery and corruption laws and to prevent actions that result in breaches of legislation and the appearance of impropriety. The company has implemented an ABC Policy designed to provide guidance, training and tools to Eldorado’s directors, executives, senior officers, management, employees, consultants, contractors and advisors so that all parties understand their obligations to the company and in the countries and regions where we operate and report.

The ABC policy prohibits offering, promising, giving or authorizing the giving of anything of value to any person, including a government official, in an attempt to influence him or her through bribery in any form and prohibits any Eldorado party from accepting any such bribery in order to provide an improper advantage.

We expect all those parties who represent Eldorado to be vigilant and maintain their knowledge about the corruption risks that the company faces in our business units and jurisdictions where we report.

Directors, officers, employees and contractors must read the ABC policy when they join the board or start working for us. They must acknowledge that they understand the ABC policy and attest to their compliance annually.

A copy of our ABC policy is available on our website (www.eldoradogold.com).

Insider trading policy

Our Insider trading policy prohibits Insiders (including officers, directors, contractors and employees of the company) from purchasing or selling the company’s securities (or related financial instruments) while having access to undisclosed material information about the company. Insiders are also prohibited from informing other persons of any undisclosed material information about the company.

Anti-hedging

Hedging of shares or related financial instruments by directors or officers is prohibited under the terms of our Insider trading policy.

A copy of our Insider trading policy can be found on our website (www.eldoradogold.com).

29 Management Proxy Circular

About the board

Our board of directors oversees management, who is responsible for the day to day conduct of our business.

The board is responsible for acting in good faith in our best interests, exercising care, diligence and skill in carrying out its duties and responsibilities; meeting its obligations under the CBCA, our articles and our by-laws, and any other relevant legislation and regulations governing our business.

Duties and responsibilities

The board works with management to establish long-term goals and the strategic planning process, and is responsible for monitoring our progress in achieving our corporate strategy.

We have a highly engaged board that takes an active role in:

•	assessing and monitoring internal systems for managing the risks of our business;
•	overseeing the establishment of our standards of ethics, risk management, governance, succession planning, compliance with applicable laws and regulatory policies, financial practices, disclosure and reporting; and

•       overseeing our community relations and practices and procedures on health, safety and the environment.

The board has adopted a written terms of reference which describes its responsibility for stewardship, including:

•	being satisfied with the integrity of the CEO and other executive officers, and their effort in creating a culture of integrity throughout the organization;
•	adopting a strategic planning process, and approving the strategic plan at least once a year including addressing the opportunities and risks of our business, among other things;
•	identifying the principal risks of our business and overseeing the implementation of appropriate systems to manage these risks;
•	overseeing our succession planning, including appointing and monitoring the development of senior management;
•	adopting a communications policy;
•	overseeing our internal control and management information systems;
•	overseeing the development of our approach to corporate governance, including specific governance principles and guidelines for Eldorado;
•	overseeing the development of a process for receiving feedback from shareholders and holders of other securities; and
•	adopting a description of the expectations and responsibilities of directors, including preparing for meetings and meeting attendance.

What we expect of our directors

We expect our directors to commit their time, expertise and act with integrity and be good collaborators for the benefit of the company and its stakeholders when they are elected to our board.

They are responsible for understanding the roles and responsibilities of the board as a whole and their individual role as director, as mandated in the terms of reference and the code.

Directors receive a comprehensive orientation when they join the board so they understand its role and role of the committees, the contribution we expect of each director and the nature and operation of our business. They are responsible for maintaining continued familiarity with Eldorado’s activities and building relationships with senior management.

Board evaluation and assessments of individual directors

The board undergoes an annual assessment designed to determine the effectiveness of the board, the committees of the board and the individual directors. This assessment of our directors is conducted by the CGNC. The CGNC compiles a matrix of competencies for the current board so that the board has the information it needs to select directors with the right mix of skills and experience for the company and its business interests.

The CGNC is responsible for the review and makes recommendations to the board regarding the methodology of the assessment. The review consists of an evaluation questionnaire, prepared annually, designed to encourage candid feedback on the effectiveness and contribution of individual directors, the committees, the board and management as per the following categories:

•       board and committee compliance with their terms of reference;

•       board’s relationship with management;

•       disclosure & corporate governance;

•       director accreditation and continuing education;

•       board and committee meetings operation and effectiveness;

•       time commitment of independent directors;

•       independent director share ownership;

•       succession planning; and

•       overall comments.

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Upon completion of the written questionnaire, the CGNC tabulates the results and provides its report to the board.

In 2016, the board, at the recommendation of the CGNC, approved a change to the director evaluation process. The board determined that the board Evaluation Questionnaire will be circulated every two years for completion and one-on-one interviews between each director and the board chair will be held in alternating years.

Selecting new directors

The board undertakes an extensive program for the identification and nomination of new directors to the board. The process includes dialogue at regularly scheduled CGNC meetings and the annual completion of a competency matrix of the current board to assist in charting the requirements of the board for the current and future years.

The CGNC is responsible for recommending director candidates. Director candidates are assessed on their individual qualifications, experience and expertise and the CGNC considers matters related to skills, expertise, background, diversity, integrity, professionalism, values and independent judgment. The CGNC recommends director candidates who possess a mix of experience and expertise that is relevant to the company and its operations and considers the knowledge, skills, integrity and character of an individual to be among the most important criteria in determining the value the candidate may bring to the board. The board reviews the slate of nominated directors to determine whether it reflects the mix of competencies it believes is necessary for fulfilling its duties and responsibilities in overseeing our strategic direction, management and the company’s affairs. The emphasis on filling board vacancies is on finding the best qualified candidates that reflect Eldorado’s own specialized needs from a limited talent pool of candidate directors that will add value to the organization.

This skills matrix is maintained by the CGNC and is updated regularly, reviewed annually and used in the identification of our director candidates and as a reference tool for continual assessment. Provided below is the current skills matrix for our 2017 non-executive nominee directors.

	Albino	Gibson	Gilmore	Handley	Price	Reid	Rubenstein	Webster
Relevant Industry Skills
Mining industry experience	X	X	X	X	X	X	X	X
Environmental, health & safety		X		X	X	X
Engineering	X				X	X
Geology	X			X
General Business Skills
Accounting			X					X
Compensation			X	X		X	X
Corporate Governance		X	X				X
Finance	X	X	X		X			X
Investment Banking	X				X
Legal		X					X
M&A	X		X	X	X		X	X

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Orientation and continuing education

Our orientation process familiarizes new directors with our business, including the role of senior management, our exploration, development and operation activities, the role of the board and board committees and our expectations of individual directors. Directors receive written monthly reports from management, in-depth reports at quarterly board meetings, attend annual presentations by our international senior management and visit our sites to experience our operations, development and exploration projects first hand.

We introduced a director accreditation program in early 2011 as part of our continuing education program. The program was developed with the Institute of Chartered Secretaries and Administrators (ICSA) to supplement the board’s finance, business and industry experience, and focuses on critical areas of governance like strategy, and risk management. Seven independent nominee directors have received the Director Accreditation designation (Acc. Dir.). Mr. Reid completed the Director Education Program through the Institute of Corporate Directors and the University of Toronto. Directors maintain their Acc. Dir. by attending educational sessions on topics of interest or concern to directors organized by the CGNC and management. Directors may also attend externally organized educational sessions at the expense of the company. Newly elected directors may attend the ICSA director accreditation program at Eldorado’s expense. Committee members are encouraged to attend courses or seminars directly related to the duties of their committees.

In 2016, we held two education sessions for our directors:

Date	Topic	Presenter	Attendance
July 27, 2016	Cyber Security Session	Hakan Kutluay, Chief Information Officer	All board members
July 27, 2016	Director & Officer Liability Insurance	Catherine Richmond, AON	All board members

Site visits

Our directors routinely visit Eldorado’s operations. No site visits were held in 2016.

At each of the quarterly meetings of the board, directors receive an in-depth report and presentation on each of our business units and meet with selected regional management.

Diversity

We support diversity at all levels of the organization, including the board of directors. The CGNC considers diversity when evaluating new candidates for director and executive positions. The board has not adopted a written policy relating to the identification and nomination of women directors or executive officers or set specific minimum targets for board or executive officer composition at this time. The board believes that each potential nominee should be evaluated based on his or her individual merits and experience, taking into account the needs of the company and the current composition of the board and management team, including the current level of representation of women in such positions.

Below is a summary of the number of women on our board and in executive officer and vice president positions with the company.

Group	Number of Women	Total Members	% of Women
Board of Directors	1	10	10%
Executive Officers	2	4	50%
Vice Presidents	2	9	22%

Director succession planning

Succession planning is an important part of the activities of the CGNC. The CGNC sets aside time at regularly scheduled meetings of the board to discuss the board’s current mix of skills, experience and competencies to help to identify the skill sets and individuals that will enhance the proficiency and effectiveness of the board. The CGNC is responsible for establishing the size and composition of the board and qualifications for new board members.

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The committee reviews the input from the competency matrix when developing the criteria for director candidates. Directors are asked to recommend individuals they consider candidates for election to the board who meet the established criteria, and who have sufficient time available to devote to Eldorado’s affairs. In selecting a director candidate, the board looks for individuals who will bring value to the company through the knowledge and experience he or she has gained in their education and their working life. Potential nominees undergo an interview and approval process managed by the CGNC. All directors and executive officers have the opportunity to participate in the interview process.

In October 27, 2016 Mr. George Albino was appointed to the board of directors. The board believes that Mr. Albino’s skill set and expertise will enhance the current skills matrix of the independent board members.

Mr. Ross Cory, who has been a member of the board for over 13 years, will not be standing for re-election at our upcoming 2017 annual meeting. The board and the company would like to thank Mr. Cory for his years of service and dedication. Over the past 13 years, Mr. Cory has served on a number of committees, most recently as a member of the Audit committee and the CGNC.

Executive succession planning

Our board held several executive in camera sessions with the CEO in 2016 to discuss succession planning for our executive management team. The board continually reviews succession development planning for the CEO and senior executives. In addition, the company has in place a development and succession plan for senior positions which is reviewed regularly by the CEO.

As part of our CEO succession planning, the board formed an ad hoc committee, the Succession planning and search committee. A thorough review and interview process was conducted and on December 16, 2016, we announced that upon Mr. Wright’s retirement that Mr. George Burns will be named as his successor in the position of President & CEO effective post our 2017 annual meeting. Mr. Burns is also being nominated as a director at the 2017 annual meeting.

Mr. Wright is being nominated for election to the board, and if elected will serve as the vice chair of the board.

Retirement age

Our board has established a retirement age for directors at the end of the annual meeting following their 73rd birthday. The board, however, has discretion on extending a director’s retirement age if it considers that such an extension is in the best interests of the company.

Our board recognizes the value and depth of knowledge that longer serving directors bring to the board and therefore does not have term limits. The objective of term limits is to encourage board renewal, introduce new perspectives and skill sets and to assist in maintaining independence of board members. Our board believes that it can achieve the right balance of these goals and board continuity without mandated term limits and relies on our annual director evaluation procedures in this regard.

Over the past three years we have added three new directors to our board. A breakdown of director tenure is provided below. The average tenure of our independent directors is 6.2 years.

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Serving on other boards

Some of our directors serve on the boards of other public companies in Canada or another country or jurisdiction. See the director profiles starting on page 16 for information on each director.

A director must submit notification to the chairman of the board and the chairman of the CGNC prior to joining another board. The CGNC will make an assessment to determine when a conflict of interest is considered to exist and the director is notified of the decision.

Position descriptions

The board has developed terms of reference for the chairman of the board and its committees. These terms of reference are reviewed annually to confirm we comply with corporate governance regulations and guidelines set by securities regulators and the stock exchanges on which we are listed.

The board has also created and approved a position description for the CEO that is reviewed annually by the Compensation committee in combination with the CEO performance evaluation.

The board’s terms of reference are attached in Schedule A. Terms of reference for the board, together with those of the chairman of the board, and our four standing board committees are available on our website (www.eldoradogold.com) or by contacting the corporate secretary.

Director independence

The board considers a director to be independent if he or she has no direct or indirect material relationship that the board believes could reasonably be perceived to materially interfere with the exercise of independent judgment in accordance with National Instrument 58-101, the independence requirements of the NYSE and as recommended by ISS.

The CGNC considers the relationship of the company to each of the directors and has determined that eight of the ten nominee directors are independent. Mr. Wright is not independent as he is considered to have a material relationship with the company in his position of President & CEO. Mr. George Burns will be assuming the position of President & CEO effective post the 2017 annual meeting and will not be considered to be independent at that time.

Independent chair and board committees

The chairman of the board is independent, and our four standing board committees are made up entirely of independent directors.

Independent advice

The board terms of reference allow a committee of the board or an individual director to engage outside advisors if they believe it’s necessary to carrying out their responsibilities. The company is responsible for the costs of the advisor services as approved by the chairman of the board or the committee chair.

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Conflicts of interest

To the best of our knowledge, we are not aware of any existing or potential conflicts of interest between us or any of our directors or officers which have not been disclosed to the board, except that some of our directors serve as directors of other public companies. It is therefore possible that a conflict could arise between their duties as a director of Eldorado and their duties for other companies. Our directors and officers are aware of the laws governing accountability of directors and officers for corporate opportunity. They understand they are required to disclose any conflicts of interest to the chairman of the board and to the CGNC which may arise and are expected to govern themselves to the best of their ability according to the laws in effect.

In compliance with the CGNC terms of reference, the CGNC has established a process to determine when a conflict of interest is considered to exist between a director and the company, the procedures to report or disclose such conflict and for the review by the CGNC of any conflict of interest issues identified or reported. Following its review, the CGNC will make such recommendation to the board for a decision on any action to be taken.

The board takes appropriate measures to exercise independent judgment when considering any transactions and agreements. If a director has a material interest, the director is obligated to excuse himself or herself from the appropriate portions of the board and committee meetings so the remaining directors can discuss the issue openly and candidly.

Equity (share) ownership

The board believes share ownership is important because it aligns the interests of our directors and executive officers with the company’s interests and those of our shareholders.

Independent directors are required to hold at least two times their annual retainer in Eldorado equity within three years of being elected or appointed to the board. Equity ownership includes Eldorado shares and deferred units (DUs).

Our CEO is mandated to own at least three times annual base salary in Eldorado equity. All of the executive officers are required to hold at least two times their annual base salary in Eldorado equity. Equity ownership includes Eldorado shares and vested restricted share units (RSUs). Equity ownership requirements must be achieved within five years of appointment as an executive officer to the company.

Under the terms of the independent director and executive officer equity ownership mandate all of the independent directors and executive officers meet their 2016 equity ownership requirements, as applicable. We measure the value of the director and executive officer equity holdings at the higher of the value at issue date or fair market value at January 31, of the current year.

Strategic planning

The board, in consultation with management, oversees the development, progress and fulfillment of Eldorado’s strategic goals.

At least one meeting per year is set aside with our directors as a strategic planning session. At these meetings the board reviews the strategic plan, developed by Management, in detail taking into consideration both the opportunities and risks of the business. The strategic objectives are reviewed by the board on a regular basis with adjustments to the plan discussed and implemented as needed.

The board reviews and approves the budget for the ensuing year and the five year plan. Management’s progress in meeting our strategic and operational goals is reviewed by the board throughout the year and considered when determining compensation.

As part of their review, the board believes its role is to balance performance and compliance by ensuring that management’s actions are:

•   consistent with strategic goals;

•   reflective of the corporate culture of our business; and

•   align with our company’s risk tolerance.

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Strategic planning process

Risk management

The board is responsible for understanding the principal risks associated with our business and regularly monitoring the systems in place to manage those risks effectively. Our board delegates responsibility for certain elements of risk oversight to the various committees so that they are dealt with by appropriate expertise, attention and diligence as represented in the chart below.

36 Management Proxy Circular

Management undertakes an enterprise wide process to identify, classify and assess the significant risks of our business. This process includes a bottom-up risk identification and assessment by our operations, regional business units and corporate office. The risks are then assessed in terms of likelihood and consequences with mitigating strategies developed for each risk. From this assessment, reports are prepared and presented on a quarterly basis to the board detailing the significant risks and mitigation strategies.

For a comprehensive list of the risk factors affecting our business, please refer to the Risk Factors sections of our most recent AIF and MD&A.

Communicating with the board and management

We follow a communications policy that outlines our commitment to full, accurate, clear and timely disclosure and our process for reviewing, approving and distributing our financial disclosure documents and significant investor materials.

The board recognizes that while communication with shareholders is predominantly the responsibility of management, it is important that the board undertake constructive engagement with shareholders to encourage shareholders to provide their views on matters of concern. The discussions center on an exchange of views about governance, compensation policies and Eldorado’s public disclosure. Such exchanges do not include discussion of material undisclosed information. Over the past several years there has been increased engagement between the board and our shareholders. In 2016, independent members of the board met and communicated with shareholders and organizations representing groups of shareholders who expressed an interest in such meetings. Shareholders can contact the board through e-mail to the corporate secretary (karena@eldoradogold.com) to request meetings with members of the board.

You can communicate directly with the board by writing to the chairman of the board at our corporate office:

Chairman of the Board

c/o Corporate Secretary
Eldorado Gold Corporation
Suite 1188, Bentall 5
550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

Please mark the envelope Private and confidential.

Throughout 2016 investors were provided with the opportunity to meet and communicate with our executive officers and the Vice President, Investor Relations.

Also, the chairman of the board, the chair of the Compensation committee and the President & CEO met with several of our key shareholders, representing approximately 42% of our share ownership, in person to discuss Eldorado’s overall corporate strategy and its link to our compensation practices. For further information on our shareholder engagement activities in 2016 please see page 45 of our CD&A.

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Shareholder proposals

If you want to submit a shareholder proposal to be presented at our 2018 annual general meeting, it must be sent to our corporate secretary by January 2, 2018 for it to be considered for inclusion in our 2018 management proxy circular.

Board committees

The board carries out its mandate directly or through its committees. In 2016, we had four standing committees:

Membership	Independent
Audit committee	100%
Compensation committee	100%
CGNC	100%
Sustainability	100%

From time to time the board may appoint special committees to the board if warranted by Eldorado’s current business activities. Please see page 26, note 5 for information on the Special committee and page 26, note 6 for information on the Succession Planning and Search committee.

The CEO does not participate in making appointments to the committees of the board.

Audit committee

Membership	Meeting Attendance	Independent
John Webster, Chair	4 of 4	YES
Ross Cory	4 of 4	YES
Robert Gilmore	3 of 4	YES
Michael Price	4 of 4	YES
Total	94%	100%

All four members of the Audit committee are financially literate in accordance with National Instrument

52-110, meaning they are able to read and understand our financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by our financial statements. Mr. Webster, our committee chair, and Mr. Gilmore are audit committee financial experts as defined by the SEC. See Mr. Webster’s and Mr. Gilmore’s director profiles on page 25 and 20 respectively for information on their qualifications as financial experts.

The committee is responsible for:

•	overseeing financial reporting, internal controls, the audit process, our public disclosure documents relating to financial statements and overseeing our code of business conduct and ethics;
•	recommending the appointment of our external auditor and reviewing the annual audit plan and auditor compensation;
•	pre-approving audit, audit-related and tax services to be provided by the external auditor; and
•	reviewing our hiring policies for former employees of an external auditor for an audit or finance role; and
•	reviewing the terms of engagement for the external auditor.

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Audit partner rotation

In accordance with best practices and audit committee policy, a new lead audit partner must be appointed every five years. Our audit partner changed in July 2012 and again in 2014.

Pre-approval of audit services

In 2005, the Audit committee adopted a policy that non-audit services can only be provided by the external auditor if such services have been pre-approved by the Audit committee. Generally these services are provided by other advisory firms under separate agreements approved by management.

The terms of reference for the Audit committee can be found on our website (www.eldoradogold.com) or by contacting our corporate secretary.

Sustainability committee

Membership	Meeting Attendance	Independent
Geoffrey Handley, Chair	4 of 4	YES
Pamela Gibson	4 of 4	YES
Michael Price	4 of 4	YES
Steven Reid	4 of 4	YES
Total	100%	100%

The Sustainability committee was established to advise and make recommendations, in its oversight role, to the board with respect to monitoring our environmental, health, safety, community relations, human rights, security and other sustainability policies, practices, programs and performance. This includes, among other things:

•       reviewing our annual sustainability report prior to its issuance;

•       overseeing the establishment of and periodically reviewing corporate environmental, health and safety and human rights policies;

•       reviewing and monitoring our environmental, health and safety programs and procedures;

•       monitoring management’s environmental, health and safety risk assessment, risk related to sustainability and impact evaluation procedures;

•       monitoring management’s performance regarding environmental, health and safety, social and human rights initiatives with respect to employees, communities and other stakeholders; and

•       monitoring and reporting to the board on management’s procedures regarding environmental, health and safety matters, including the development, maintenance and testing of emergency preparedness plans to minimize, remediate and mitigate environmental damage in the event of unforeseen incidents.

The terms of reference for the Sustainability committee can be found on our website (www.eldoradogold.com) or by contacting our corporate secretary.

Corporate governance and nominating committee

Membership	Meeting Attendance	Independent
Pamela Gibson, Chair[1]	3 of 3	YES
Ross Cory	3 of 3	YES
Jonathan Rubenstein	3 of 3	YES
John Webster[2]	2 of 3	YES
Total	100%	100%

Note:

1.     Ms. Gibson was appointed Chair of the CGNC on July 26, 2016.

2.     Mr. Webster was appointed to the CGNC on May 25, 2016 and attended all the meetings he was eligible to attend post his appointment.

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For more information on their roles and responsibilities refer to pages 30 to 34.

The terms of reference for the CGNC can be found on our website (www.eldoradogold.com) or by contacting our corporate secretary.

Compensation committee

Membership	Meeting Attendance	Independent
Jonathan Rubenstein, Chair	5 of 5	YES
Robert Gilmore	4 of 5	YES
Geoffrey Handley	5 of 5	YES
Steven Reid	5 of 5	YES
TOTAL	95%	100%

The Compensation committee is responsible for developing our director and executive compensation and policies, in consultation with senior management and external advisors who are qualified to deliver advice on the design and implementation of compensation programs that address Eldorado’s talent and workforce needs. It is responsible for reviewing these policies annually and recommending the board adopt any changes as appropriate, reviewing and approving the terms of employment and performance objectives for the named executive officers, and assessing the performance of the CEO.  The terms of reference for the Compensation committee can be found on our website (www.eldoradogold.com) or by contacting the corporate secretary.

Independent decision-making, establishment of compensation philosophy and policies, and providing a clear and comprehensive explanation of director and executive compensation is critical to the integrity of the committee.

None of the committee members has been an employee or executive officer of the company or has or has had a material relationship with the company, taken a loan or had an interest in any material transactions involving Eldorado.

Each of the members of the Compensation committee has extensive experience with compensation matters and are members of compensation committees for other publicly listed companies as noted below:

Member	Company	Position
Jonathan Rubenstein, Chair	Dalradian Resources Inc.	Corporate Governance and Compensation Committee, Chair
	Detour Gold Inc.	Compensation Committee, Member
Robert Gilmore	Layne Christensen Company	Compensation Committee, Chair
Geoffrey Handley	Endeavour Silver Corp.	Compensation Committee, Member
Steven Reid	Silver Standard Resources Inc. Gold Fields Limited	Compensation Committee, Chair Remuneration Committee, Chair

None of the named executive officers have served on the Compensation committee or board of another company whose executive officers are members of this committee or our board.

In 2016, the committee undertook a review of executive compensation in response to changing market conditions. For a detailed review of the executive compensation practices and factors considered by the Compensation committee, see the CD&A on page 41 in this circular.

The committee has reviewed the compensation disclosure in this circular and believes its compensation recommendations are appropriate and in the best interests of the company and its business activities.

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Letter to shareholders

Dear Fellow Shareholders,

We aim to create value for all shareholders by mandating that our leaders are personally invested in Eldorado and care about the same performance metrics you do. That is why we developed a balanced approach to our compensation that rewards short term results linked to our corporate strategy while driving long term shareholder value creation.

President & CEO voluntarily elected to reduce his target compensation by a further 34% effective April 2016.

Our compensation programs have been established with thoughtful consideration given to:

➢	the long term objectives of the company;
➢	the people we need to attract, retain and motivate to achieve our objectives;
➢	the competitiveness of our programs, compared to our peers;
➢	the unique operating environment of the company;
➢	changes in the industry; and
➢	the views of our shareholders.

Notwithstanding the thought and care that goes into developing our compensation programs, in light of the previously sustained low metal prices, reduced profitability and lower shareholder returns, our named executives and directors led a voluntary reduction in their pay effective November 2015. In April 2016, the President & CEO voluntarily elected to further reduce his pay by an additional 34% for the remainder of the year.

In our 2016 say on pay advisory vote, we received 92% of votes in favour of our executive compensation practices, indicating support for the voluntary pay reductions and other compensation changes Eldorado introduced in 2015 to improve alignment with industry practice. We continue to engage directly with our shareholders on compensation matters and value your feedback.

We are proud of the achievements of our executives in 2016, particularly the outstanding financial results they achieved from the sale of our Chinese assets and the progress they made in Greece. Their hard work and dedication have positioned the company for significant transformation in the coming years, and this has been reflected in their 2016 compensation packages. We believe if we incentivize and reward our leaders for maintaining a focus on doing what is best for the long term prosperity of the company, all shareholders can and will benefit over the long term.

We are committed to reviewing our compensation programs on an ongoing basis so that they consider your views, remain competitive and aligned with peer practices, reward our executives fairly and equitably for their contributions, and continue to drive long term shareholder value creation.

Thank you for taking the time to read the enclosed information. We encourage you to vote in favour of our approach to executive compensation.

Chair of the Board	Chair of the Compensation Committee

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Statement of executive compensation

This section of the Circular discusses the components of our executive and director compensation programs and the compensation decisions made over the past year for the named executive officers, referred to as named executives throughout this Circular.

2016 Named executives

Paul Wright

President & Chief Executive Officer

Mr. Wright joined Eldorado in July 1996 and held the positions of Vice President, Mining and Senior Vice President, Operations before taking over the role of President and Chief Executive Officer in October 1999. A graduate of the University of Newcastle upon Tyne, he has over 30 years of experience in developing and operating open pit and underground gold mines. Prior to joining Eldorado, he worked with Placer Dome, the Redpath Group and Granges. Paul is a member of the Canadian Institute of Mining, Metallurgy and Petroleum, the Institute of Materials, Minerals and Mining of London and is a Chartered Engineer (UK).

Fabiana Chubbs

Chief Financial Officer

Mrs. Chubbs joined Eldorado in July 2007 as Treasury Coordinator and was appointed Treasurer and Risk Manager in July 2008. She was appointed Chief Financial Officer in June 2011. Fabiana is a Chartered Accountant (Canada) and a Certified Public Accountant (Argentina) with over 23 years of experience in tax, audit, and business advisory services to international public companies. Fabiana holds a Bachelor of Business Administration from the University of Buenos Aires. Prior to joining Eldorado, Mrs. Chubbs was the Senior Manager, Pricewaterhouse Coopers Audit Group, where she had worked on the Eldorado account since December 1996.

Paul Skayman

Chief Operating Officer

Mr. Skayman was appointed Chief Operating Officer in July 2012. Paul joined Eldorado in 2005 with the company's acquisition of Afcan Mining Corporation where he provided leadership for the development and construction of the Tanjianshan Gold Mine, China. Paul was appointed to the position of Vice President, Operations in August 2008 and Senior Vice President, Operations in December 2009. Paul holds a B.Sc. in Extractive Metallurgy from Murdoch University in Perth, Australia and has over 25 years of extensive international experience in the mining industry. Paul is a Fellow of the Australasian Institute of Mining and Metallurgy.

Dawn Moss

Executive Vice President, Administration

& former Corporate Secretary

Ms. Moss joined Eldorado as Corporate Administrator in November 1998 and was appointed Corporate Secretary in October 2000. Dawn became Vice President, Administration in March 2009 and Executive Vice President Administration and Corporate Secretary in July 2012. She has over 30 years of administration experience in the resource industry. Dawn is a Fellow of the Institute of Chartered Secretaries and Administrators of Canada and is an Accredited Director.

Jason Cho

Vice President, Corporate Development

Mr. Cho joined Eldorado in March 2013 as Manager, Business Development and was appointed Vice President, Corporate Development in January 2014. He is responsible for managing corporate and strategic development initiatives for the company. Mr. Cho holds a Bachelors of Applied Science in Geological Engineering from the University of British Columbia and a Masters of Business Administration from the University of Toronto. He has over 20 years of experience in engineering, finance, capital markets and corporate development in the mining and materials sector.

42 Management Proxy Circular

2016 Compensation highlights

✓ President & CEO led a further reduction to his total compensation:
2015	2016

President & CEO:

➢  20% voluntary reduction to target pay, effective November 1, 2015

➢  25% voluntary reduction in total eligible equity awards for 2015

Other NEOs:

➢  10% voluntary reduction to target pay, effective November 1, 2015

Directors:

➢  10% retainer fee reduction, effective November 1, 2015

President & CEO: ➢ Additional 34% voluntary reduction to target pay, effective April 1, 2016 ➢ 25% voluntary reduction in total eligible equity awards for 2016

✓ We continue to align executive compensation with shareholder interests by:

➢  Focusing on the long term – a greater award opportunity is derived from long-term incentives compared to short-term incentives creating a greater focus on sustained company performance over time.

➢  Linking pay to performance – a significant portion of executive compensation is subject to achievement of set performance criteria and is at-risk.

➢  Listening to your views and respecting market factors – we continue to engage with our shareholders so we understand what matters to you.

Table of contents

44	Eldorado’s Corporate Strategy
45	Determining Compensation
47	Managing Compensation Risk
49	Compensation Philosophy and Objectives
51	Compensation Components & 2016 Compensation Decisions
62	Compensation Tables and Disclosures
69	Director Compensation

43 Management Proxy Circular

Eldorado’s corporate strategy

Our strategy is the foundation of our past success and our future growth.

It underpins our desire to build a sustainable, high-quality business in the gold mining sector.

Our strategy of discovering, acquiring and developing high-quality assets in prospective regions has remained consistent. Through acquisition and exploration, we have compiled a portfolio of high-quality assets that provide geographic diversification and geological potential. We have been deliberate in selecting regions where we were able to enter with first-mover advantage and establish dominant land positions. This strategy has served us well and we have grown production while maintaining low cash operating costs. This is the same strategy that we are now implementing in Greece, Romania and Brazil.

Fundamental to executing our strategy is the strength of: our in-country teams, our balance sheet and our relationships with all stakeholders. These provide the pillars of support for us to pursue the best opportunities, persevere in the face of challenges and partner with our stakeholders to build value.

Pillars of Support

Technical Expertise	Capital Discipline	Stakeholder Relationships

Our approach allows us to maintain healthy margins, even when the price of gold goes down. It means we have the knowledge and skills to grow our reserves and resources, develop our assets, increase production levels and identify new opportunities. It’s also an approach that adds value – enriching local communities by providing employment opportunities and investing in infrastructure to improve health, education and quality of life.

Our values of being genuine, honest and straightforward, underpin our approach. We act with respect, behave responsibly and are accountable for our actions. This helps us establish and maintain good relationships with local communities and host governments.

For more than 20 years we have operated safely and responsibly. We have built value at every stage of the mining lifecycle – from acquisition and exploration through to production. Our track record allows us to continue to operate. It enables our employees to be proud of the company they work for and our stakeholders to trust that we do what we say we’re going to do. This commitment to excellence is our approach everywhere we operate.

How does our compensation program help us achieve our corporate strategy?

✓ A large portion of our compensation is long term in nature;

✓ We incent short term results that contribute to both near term and long term value creation;

✓ Compensation increases or decreases based on the success or failure of corporate, operational, financial and strategic performance objectives; and

✓ Long term incentives encourage our executives to work toward long term value creation, not take unnecessary short term risks and align their experience with shareholders.

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Determining compensation

While senior executives, including the President & CEO, review and make recommendations with respect to executive compensation programs, final approval rests with the Compensation committee and the board.

Role of the compensation committee

The Compensation committee conducts a thorough review of executive and director compensation programs and policies every year to assess:

•	the competitiveness of Eldorado’s cash and equity-based compensation for directors and executives;
•	whether overall executive compensation continues to support our goals of attracting, motivating and retaining executives with exceptional leadership and management skills;
•	appropriateness of compensation programs based on peer practices, current market conditions and the views of our shareholders; and
•	the overall compensation packages for our senior executives and whether the components are applied appropriately.

Each year, the Compensation committee reviews all compensation programs related to our named executives and other officers and considers recommendations from the President & CEO for cash based and equity-based compensation for the executive team, as well as equity based compensation for senior employees globally. In addition, the Compensation committee reviews the performance of the President & CEO and makes its recommendations to the board for the compensation of the President & CEO and other named executives.

The board is responsible for reviewing and approving compensation levels for the named executives including the President & CEO.

In 2016 and early 2017, the Compensation committee along with management communicated with our shareholders on executive compensation matters. The following is a summary of our activities.

Period	Action
April 2016	In light of shareholder feedback and in response to market conditions at the time, the President & CEO voluntarily elected to further reduce his base salary by an additional 34%, effective April 1, 2016. The base salary decrease resulted in a reduction of total target compensation, including short term and long term incentives, since compensation is determined as a percentage of base salary.
April to May 2016	Reached out to shareholders by phone and email to provide information on our compensation practices and solicit feedback ahead of Eldorado’s annual general meeting.
January 2017	The chairman of the board, the chair of the Compensation committee and the President & CEO met with several of our key shareholders, representing approximately 42% of our share ownership, in person to discuss Eldorado’s overall corporate strategy and its link to our compensation practices.

Role of the President & CEO

Eldorado’s President & CEO and other executive officers have a role in certain compensation decisions, including making recommendations with respect to:

•	annual business goals and objectives for the short term and long term incentive programs;
•	base salary adjustments and short term and long term incentive targets and awards for Eldorado’s named executives and other officers;
•	equity based compensation for senior managers company-wide; and
•	adjustments to compensation programs and structure.

The Compensation committee takes into account the recommendations of the President & CEO prior to making its recommendations to the board. The President & CEO does not recommend his own compensation.

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Role of independent compensation consultants

The Compensation committee engages independent compensation consultants, who provide no other work for the company, to advise on executive and director compensation matters. These consultants undertake an extensive review that involves the comparison of our practices with a peer group of companies and a review of economic events and industry developments that affect the commodities market.

In 2016, the Compensation committee engaged Willis Towers Watson, a leading global advisory, broking and solutions company with expertise in independent executive and director compensation review and analysis, for the purpose of assisting the Compensation committee in performing its 2016 review, including advising Eldorado on its peer group selection, executive and director compensation competitiveness and alignment with current compensation trends in the mining industry.

The Compensation committee engaged Global Governance Advisors (GGA), an independent executive compensation and governance advisory firm, to perform a similar review in 2014 and 2015.

The Compensation committee engaged Morneau Shepell (previously Leong and Associates, which was acquired by Morneau Shepell) beginning in 2007 to provide actuarial services and to advise on the design and structure of Eldorado’s pension plan. Morneau Shepell also provided advisory services to the participants in the pension plan.

In 2016 and 2015, we paid the following amounts to consultants for services related to determining compensation for the directors and executive officers:

Compensation Advisor	2016	2015
Willis Towers Watson	121,874	0
Global Governance Advisors	2,941	98,259
Morneau Shepell	128,834	183,653

No fees for services not related to determining executive and director compensation have been billed by the compensation consultants or any of their affiliates.

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Managing compensation risk

Our executive compensation programs link directly to the goals of our corporate strategy and are designed to create appropriate incentives to increase long-term shareholder value while not encouraging excessive or inappropriate risk-taking. This is supported by Eldorado’s risk management process which includes:

➢	identifying and categorizing risks;
➢	evaluating the risks individually for the likelihood of occurrence and the severity if the risk occurred;
➢	evaluating the interconnectivity of the risks in aggregate;
➢	designing and developing strategies and additional controls to mitigate identified risks;
➢	identifying an acceptable level of risk which will foster long term shareholder growth; and
➢	assessing effectiveness of controls and risk measurement and management strategies.

In 2016, the Compensation committee did not identify any significant risks arising from Eldorado’s executive compensation programs that are reasonably likely to have a material adverse effect on the company.

What We Do…	Pages
• Balanced compensation programs – balance between short term and long term compensation discourages short term risk taking at the expense of long term results.	51-61
• Focus on long term – a greater award opportunity derived from long-term incentives compared to short-term incentives creating a greater focus on sustained company performance over time.	51-61
• Mix of sufficiently challenging performance measures are used in the short term incentive plan to provide a balanced performance focus.	53-56
• Clawback policy – allows the Board to recoup short term and long term incentive compensation in the event a named executive engaged in fraud, willful misconduct or gross negligence resulting in the need for a material restatement of the company’s financial results.	48
• Link pay to performance – a significant portion of executive compensation is subject to achievement of set performance criteria and is at-risk.	49
• Consistent program design among all executive officers.	51-61
• Significant share ownership requirements – the named executives are required to hold a multiple of their base salaries in Eldorado equity (includes common shares and restricted share units).	48
• Double-Trigger Change of Control – severance payments are not awarded, and accelerated vesting of equity grants does not occur, based solely on account of a change of control. A qualifying termination following a change of control is required.	66-68
• Maximum severance payout following a change of control is two times the executives’ base salary and bonus paid in the last 12 months.	66-68
• Independent compensation consultants are engaged by the Compensation committee to provide independent advice.	46
What We Don’t Do…	Page
• No loans provided to executives.	27
• No guaranteed minimum payouts on short term incentives or guaranteed vesting levels for performance share units.	53 & 58
• No repricing.	75-84
• No gross-up payments to cover personal income taxes that pertain to executive or severance benefits.	67
• No excessive perquisites for executives.	61
• No hedging by insiders.	29

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Clawback policy

Eldorado introduced an Executive Compensation Recovery Policy (the “clawback policy”), effective January 1, 2016, enabling the board to recover performance based compensation, within 12 months of a material restatement, from a named executive or other officer of the company that engaged in fraud, willful misconduct or gross negligence resulting in the need for a material restatement of the company’s financial results, where the error resulted in the overpayment of incentive compensation. The clawback policy applies to short term and long term incentive-based compensation with performance measures based on the company’s financial performance, whether paid in cash or in equity, within the three year period preceding the date on which the company is required to prepare the accounting restatement. We will continue to adjust this policy in accordance with applicable laws and regulations.

Executive equity ownership

We believe our executives should have a stake in the future growth of Eldorado and that their interests should be aligned with our shareholders.

In February 2014, the board resolved that the President & CEO be required to own at least three times his annual base salary in Eldorado equity, including common shares and vested or unvested restricted share units. All of the other executive officers appointed by the board are required to hold at least two times their annual base salary in Eldorado equity. Equity ownership must be achieved by December 31, 2018 or within five years of appointment as executive officers. We measure the value of the executive officers’ equity holdings at the higher of the value at issue date or fair market value at January 31 of the current year.

The table below illustrates the equity holdings of our executive officers as of December 31, 2016.

Executive officers	Base Salary ($)	Common Shares [1] (#)	RSUs [1] (#)	Total Equity Holdings (#)	Multiple of Salary [2]	Date Equity Holding Requirements to be met
Paul Wright	902,800	1,238,537	294,433	1,532,970	13.27	Dec 31, 2018
Fabiana Chubbs	463,500	141,523	109,136	250,659	2.79	Dec 31, 2018
Paul Skayman	481,500	148,220	126,405	274,625	3.09	Dec 31, 2018
Dawn Moss	423,000	69,795	110,402	180,197	2.31	Dec 31, 2018
Jason Cho[3]

Notes:

1.	Outstanding common shares and vested and unvested RSUs as of December 31, 2016.
2.	Based on the higher of the value at issue date or fair market value at January 31, 2017 ($4.60), and base salaries at December 31, 2016.
3.	While Mr. Cho qualifies as a named executive for the purposes of this disclosure, he was not an executive officer appointed by the board of directors in 2016 and therefore was not subject to the executive equity ownership requirements in 2016.

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Compensation philosophy and objectives

Eldorado is committed to balancing the need to attract and retain the best leaders to execute our business strategies while maintaining fair and reasonable compensation programs.

Creating long term value for our shareholders while delivering solid financial and operational performance year after year demands an exceptional executive leadership team with substantial knowledge, experience and agility.

Our approach to compensation is based on the following objectives:

•	to attract, motivate and retain high caliber individuals to act in the best interests of our shareholders;
•	to motivate executives to deliver high performance without encouraging excessive risk taking;
•	to align executives’ interests with those of our shareholders by balancing rewards to recognize short-term results and incentivize long term value creation; and
•	to maintain a corporate culture that incorporates a sensibly sized executive team that fosters efficient management.

We take a long term view in building value for our shareholders.

When determining compensation levels for the named executives we consider:

•	the need to offer competitive compensation programs;
•	the executive’s tenure, performance and breadth of experience;
•	the executive’s current responsibilities and expected future contributions;
•	the overall economic environment and market conditions within the industry;
•	internal compensation alignment; and
•	our legal and contractual obligations.

To support our compensation philosophy and approach, Eldorado targets compensation at the 50th percentile of our peer group. Actual compensation may be higher or lower depending on company and individual performance.

Pay for performance

We operate in a cyclical, capital intensive industry, and take a long term view in building value for our shareholders. Our balanced compensation program rewards short term results and incentivizes long term shareholder value creation. Other factors, including financial and operational performance, also influence compensation levels and these results do not necessarily align with current shareholder returns. For example, success in advancing a project towards production will deliver future value but this may not be reflected in share price performance. For this reason, we place importance on achievement of short term targets as well as long term targets in creating long term value.

Our pay for performance program is designed to align our executives’ interests with the interests of our shareholders. This means executive compensation is weighted heavily towards variable, “at-risk”, incentive compensation that is tied to short- medium- and long-term performance, as shown below

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Our peer group consists of mining companies with similar industry and operating characteristics.

Peer group selection

We benchmark executive compensation against a peer group of other mining companies to stay competitive and as a tool for determining retention requirements. We develop our peer group based on the following criteria:

•	North American-listed companies for comparability and market compensation data availability;
•	Focus on gold companies; however consideration of broader metals & mining companies on a more targeted basis
•	Consideration of international gold companies if other criteria are met
•	Complexity of operations (e.g., international operations, high-complexity jurisdictions, multiple mine sites); and
•	Preference for companies of a comparable size with similar operating characteristics or peers that have similar business operations.

The review, conducted in 2016, resulted in Eldorado adopting the following list of nineteen peer group companies:

2016 Peer group companies
Agnico-Eagle Mines Limited	Hudbay Minerals Inc.	Newmont Mining Corporation
AngloGold Ashanti Ltd.	IAMGOLD Corporation	Nord Gold N.V.
B2Gold	Kinross Gold Corporation	Pan American Silver Corp.
Centerra Gold Inc.	Lundin Mining Corporation	Randgold Resources Limited
First Quantum Minerals Ltd.	New Gold Inc.	Teck Resources Limited
Gold Fields Ltd.	Newcrest Mining Limited	Yamana Gold Inc.
Goldcorp Inc.

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Compensation components & 2016 compensation decisions

Our executive compensation program consists of various components in which performance is measured over different time periods and rewarded accordingly. Each component supports our stated compensation philosophy and approach.

One of the governing principles of Eldorado’s compensation objectives is to align compensation with shareholder interests. Deferring a significant portion of compensation through our executives’ long term and full career incentives is one way we seek to achieve this alignment. The cash components enable us to attract, motivate and retain high caliber individuals to deliver high performance in the short and medium term.

Summary of Compensation Components
Cash Compensation	Base Salary	Establishes the competitive foundation of the executive compensation program. Target 50th percentile of our peer group.
	Short Term Incentive Plan (STIP)	A cash based award that encourages executives to focus on specific strategic goals and objectives. STIP payments are set at a percentage of base salary and are only payable if threshold targets are exceeded.
Equity-based Compensation	Long Term Incentives (LTIs)

The long term incentives promote retention and align our executives experience with that of our shareholders by tying a significant portion of their compensation to the long term performance of Eldorado’s share price. LTIs encourage our executives to focus on the long term impact of their decisions and actions and provide rewards in the event their efforts result in future value creation. The ultimate value each recipient receives is contingent upon Eldorado’s share price performance. Our LTIs include:

Stock Options

The realization of value from stock options is dependent on the share price exceeding the exercise price on the date of grant. The three year vesting schedule and five year term promotes retention.

Restricted Share Units

The value of the payment (whether cash or shares) ultimately received is dependent on the share price at the time of redemption. The three year vesting schedule promotes retention.

Performance Share Units

Performance is measured based on Eldorado’s Relative TSR over the performance period with an Absolute TSR constraint. The value of the payment (whether cash or shares) ultimately received is dependent on achievement of the performance criteria and the share price at the time of payment. Three year cliff vesting promotes retention by crystalizing compensation at the end of the performance cycle.

Other	Retirement Benefits	Eligible named executives receive retirement benefits. Retirement benefits assists Eldorado in long term retention of key executive talent.
	Perquisites and Other Benefits	Keeps compensation competitive. The size of and eligibility for perquisites and other benefits is limited.

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Base salary

While we aim to establish the base salary component as a competitive foundation for our executive compensation program, we also seek to be responsive to changing market conditions. Short term and long term incentives are awarded based on a percentage of the executive’s base salary.

When determining base salaries, factors such as the executive’s experience, responsibility, seniority, proven or expected performance, employment market conditions and competitiveness when compared to similar positions in Eldorado’s peer group are considered.

Our compensation philosophy targets base salaries at the 50th percentile of Eldorado’s peer group. Base salaries may be set above or below the target level to recognize exceptional performance or the developing nature of incumbents in certain roles, and to attract and retain the best talent.

Base salaries are reviewed annually.

Base salaries establish the competitive foundation of our executive compensation program. All other compensation is determined as a percentage of base salary, subject to performance criteria.

2016 Base salary decisions

In November 2015, the named executives’ at the time voluntarily elected to reduce their base salaries in recognition of the previously sustained low metal prices, reduced profitability and lower shareholder returns. Base salaries were held flat in 2016, except for the President & CEO. Effective April 1, 2016, the President & CEO voluntarily elected to further reduce his base salary by an additional 34% for the remainder of the year in response to the continued downward trend in executive compensation in the gold market.

2016 Base Salaries
	April 1, 2016 ($)	Change	January 1, 2016 ($)
Paul Wright	800,000	-34%	1,211,200
Fabiana Chubbs	463,500	0%	463,500
Paul Skayman	481,500	0%	481,500
Dawn Moss	423,000	0%	423,000
Jason Cho	325,000	0%	325,000

Since short term and long term incentives are determined as a percentage of base salary, the base salary reductions in 2015 and 2016 resulted in reduced short term incentive award targets and reduced long term incentive award targets. Total target direct compensation for the named executives in 2016 was positioned at or below the 50th percentile when compared to our peer group.

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Short term incentive plan

The STIP is an annual cash award designed to incentivize and reward named executives, vice presidents and senior management for achieving near-term results consistent with Eldorado’s strategic goals and objectives.

Each year, the strategic goals and objectives, which form the basis of the STIP, are carefully considered by the Compensation committee with a view to establishing a realistic and balanced set of performance targets that both encourage initiative and discourage underperformance in areas important to Eldorado. The STIP objectives established at the corporate level are cascaded down to all levels of management throughout the company to maintain alignment.

While the STIP is based on a one-year performance period, we consider the achievement of challenging operational, financial and strategic annual objectives an important indicator of the health of the company and our ability to build long term shareholder value. The combination of the STIP program with the LTI program, described in the following pages, motivates our teams to be committed to achieving current year STIP targets without taking excessive risks or compromising future performance.

Achievement of annual operational, financial and strategic goals is an important indicator of the health of the company and our ability to build long term shareholder value.

The STIP award is calculated as follows:

Base Salary ($)	×	Target Award Level (%)	×	Sum (%) (Weighting x Achievement Level)	=	STIP Award ($)
Annualized base salary on December 31		Expressed as a percentage of base salary Varies by position level and responsibility Aligns with industry practice		Each objective is assigned a Weighting, which varies by participant Achievement Level is based on how well the participant achieves each STIP objective

There are three levels of performance, each receiving a corresponding Achievement Level that is used in calculating the STIP award. The Achievement Level may be prorated linearly if performance falls between two levels.

If We Achieve:	The Achievement Level is:
threshold performance	0.0	• this is the minimum level of performance required, no award is paid
target performance	1.0	• performance generally reflects the business plan or budget for the year – this is our desired level of performance
challenge performance	2.0	• performance significantly exceeds expectation – this is exceptional performance so the maximum incentive award is paid

The STIP award is paid in cash and is subject to statutory deductions.

2016 STIP decisions

The table below shows the 2016 target award levels for each of the named executives:

Named executive	Target Award Level % of Base Salary	Potential Payout Range % of Base Salary
Paul Wright	200%	0%-400%
Fabiana Chubbs	100%	0%-200%
Paul Skayman	100%	0%-200%
Dawn Moss	100%	0%-200%
Jason Cho	75%	0%-150%

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2016 Corporate objectives

In 2016, Eldorado established a suite of seven corporate objectives designed to incentivize and reward the named executives for executing key financial, operational and strategic goals. The following seven corporate objectives were applied to each of the named executives.

2016 Corporate Objectives Results
Objective	Threshold	Target	Challenge	Result	Achievement Level
1. Corporate Safety Lost Time Injury Frequency (LTIF)/million hours	1.03	1.00	0.95	Exceeded challenge LTIF/million hours = 0.94	1.75
2. Cash Flow from Operations ($/share)	$0.11	$0.14	$0.17	Exceeded challenge $0.21/share	2.0
3. Capital Program	Not met schedule and budget and not fit for purpose	Capital projects have been implemented on schedule and on budget & are fit for purpose	Implemented to a significant advantage	Met target Capital projects have been implemented on schedule and on budget & fit for purpose	1.0
4. Total Gold Sold (ounces)	472,172	524,635	577,099	Exceeded threshold; did not meet target 486,025 ounces	0.25
5. Share Price Performance	80%	100% of S&P/TSX Global Gold Index of Companies (Index) Average Performance	125%	Did not meet threshold Eldorado: 5.37% Index: 50.96%	0.0
6. Cash Operating Costs ($/ounce)	$663	$603	$543	Exceeded target $579 per ounce	1.5
7. Reserves & Resources Per Share	Not been maintained at 2015 levels	Reserves & resources have been maintained at 2015 levels 2015 Reserves (P&P) = 0.03473/share 2015 Resources (M&I) = 0.04580/share	Improved significantly over 2015 levels (+20%)	Did not meet target 2016 Reserves (P&P) = 0.02688/share 2016 Resources (M&I) = 0.03972/share	0.0

Why these objectives?

Corporate Safety – operating safely without harming our people is a core value for Eldorado.

Cash Flow from Operations – operating profitable mines is critical to Eldorado’s ongoing success. Measuring positive cash flow from our operations on a per share basis enables us to continue delivering value to our shareholders.

Capital Program – development and expansion of Eldorado’s new and existing projects and operations is essential to the maintenance and growth of the company’s production capacity.

Total Gold Sold – measuring the total gold sold each year focusses our teams on ensuring the highest level of optimization and recovery from our operations.

Share Price – although total shareholder return is not typically considered a short term target and is often subject to influences outside of the executives’ control, many decisions and actions taken by our executive team impact long term value creation. Measuring Eldorado’s annual share price performance compared to the S&P/TSX global gold index enhances our executives’ focus on the long term and aligns their experience with that of our shareholders. The highest short term corporate objective weighting was assigned to our share price performance objective.

Cash Operating Costs – Eldorado is committed to maintaining its position as one of the lowest cost gold producers by maintaining cash operating costs at industry leading low levels.

Reserves and Resources – identification of new, economic reserves and resources is essential to the maintenance and growth of Eldorado’s production outlook.

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Corporate Objectives Weighting

The weighting applied to each corporate objective was determined individually based on position responsibilities and the expected level of influence each executive would have over the outcome of that objective. The weightings and corporate score for each of the named executives is shown in the table below:

2016 Corporate Objectives – Weighting by Participant
	Achievement Level	Paul Wright	Fabiana Chubbs	Paul Skayman	Dawn Moss	Jason Cho
1. Corporate Safety	1.75	15%	10%	15%	10%	15%
2. Cash Flow from Operations	2.0	10%	10%	15%	10%	15%
3. Capital Program	1.0	10%	15%	15%	15%	15%
4. Total Gold Sold	0.25	15%	15%	10%	15%	10%
5. Share Price Performance	0.0	25%	25%	20%	25%	20%
6. Cash Operating Costs	1.5	15%	15%	15%	15%	10%
7. Reserves & Resources Per Share	0.0	10%	10%	10%	10%	15%
Target:		100%	100%	100%	100%	100%
2016 Individual Corporate Score:		82.50%	78.75%	96.25%	78.75%	88.75%

Strategic initiatives in 2016

In addition to the corporate objectives detailed above, the company introduced a number of strategic initiatives in 2016 that were critical in establishing a strong foundation for the future success of the company. The two primary initiatives, and the positive results achieved, are detailed below:

➢	Completing the sale of the company’s assets in China. The successful completion of the two transactions in China were achieved amid challenging political circumstances and required significant time and energy to complete, having begun in late 2014. The transactions returned extraordinary value to the company, adding over $800 million to the balance sheet and providing a significant amount of capital for the company to continue to advance its robust internal project pipeline.

➢	Advancing the company’s projects in Greece. In January 2016, due to continued permit and license delays, the company announced the suspension of its development activities in Greece. Through the persistent efforts of the named executives, the company saw an improvement in the operating environment in Greece during 2016, including steps towards a constructive relationship with the Greek government. Since the second quarter 2016, the development projects have been progressing, and Olympias Phase II is set for commissioning in the first quarter of 2017.

Achievement of these primary strategic initiatives contributed to solidifying the company’s position as a low cost gold producer with a healthy balance sheet, ready and able to build on its past success and continue growing the company.

At the end of the year, the company assessed the individual contribution of each of the named executives in achieving these important strategic initiatives, along with achievement of their personal objectives, to establish the 2016 personal scores as shown in the table below:

Named executive	Weighting	Achievement level	Personal Score (weighting x achievement level)
Paul Wright	50%	1.75	87.5%
Fabiana Chubbs	30%	2.0	60%
Paul Skayman	30%	1.25	37.5%
Dawn Moss	40%	2.0	80%
Jason Cho	50%	1.8	90%

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The table below shows the actual STIP awards for the year ended December 31, 2016. 2016 STIP awards granted to the named executives totaled $4,229,058 before statutory deductions (compared to $4,943,644 in 2015).

2016 STIP Awards
Named executive	2016 Base Salary ($)		Corporate Score	Weighted Corporate Score	Personal Score	Total Achievement Level	STIP Payout as a % of salary (Total Achievement Level x Award Level )	STIP Award ($)
Paul Wright		Target	100%	50%	50%		200%	1,805,600
	902,800	Actual	82.5%	41.25%	87.50%	128.75%	257.5%	2,324,710
Fabiana Chubbs		Target	100%	70%	30%		100%	463,500
	463,500	Actual	78.75%	55.13%	60%	115.13%	115.13%	533,604
Paul Skayman		Target	100%	70%	30%		100%	481,500
	481,500	Actual	96.25%	67.38%	37.50%	104.88%	104.88%	504,973
Dawn Moss		Target	100%	60%	40%		100%	423,000
	423,000	Actual	78.75%	47.25%	80%	127.25%	127.25%	538,268
Jason Cho		Target	100%	50%	50%		75%	243,750
	325,000	Actual	88.75%	44.38%	90%	134.38%	100.79%	327,539
Total Target Payout								3,417,350
Total Actual Payout								4,229,058

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Long-term incentives (LTI)

The long term incentives align our executives experience with that of our shareholders by tying a significant portion of their compensation to the long term performance of Eldorado’s share price. LTIs encourage our executives to focus on the long term impact of their decisions and actions and provide rewards in the event their efforts result in future value creation. The ultimate value each recipient receives is contingent upon Eldorado’s share price performance.

We evaluate the design of the LTI on a regular basis to confirm that the overall structure and mix continues to meet our core principles and objectives. The long term incentives currently consist of:

-       stock options;

-       performance share units (PSUs); and

-       restricted share units (RSUs).

The value of long term incentives will increase or decrease in tandem with the executive teams’ achievement of short term and long term objectives that impact share price performance over the vesting period for these incentives. This means the value ultimately received by an executive will depend on how our shares perform, just as shareholders receive their value.

Vesting terms and conditions

The vesting terms and conditions of each form of LTI are summarized in the following table.

	Stock options*	PSUs*	RSUs*
Determining the award value:	Base salary + STIP = X 50% of X = stock option grant value	Base salary + STIP = X 25% of X = PSU grant value	Base salary + STIP = X 25% of X = RSU grant value
Determining the number of units granted:	Stock option grant value / Black Scholes value	PSU grant value / 5-day VWAP share price	RSU grant value / closing share price
Vesting:	Vests in three tranches – one third on the first, second and third anniversary of the grant date	Vests on the third anniversary of the grant date if performance vesting criteria met	Vests in three tranches – one third on the first, second and third anniversary of the grant date
Expiry or Redemption:	Expires after five years	Redeemed after three years provided vested	Redeemed after three years at the latest provided vested

*See the individual equity plans for further information.

Target LTI mix

The total value of LTIs at the time of grant equals one times base salary plus the STIP awarded for the prior years’ performance.

PSUs were introduced as part of the overall mix of equity awards in 2015 to further tie compensation to long term performance. PSUs currently form 25% of the named executives’ long term incentive compensation. 2015 was the first year the named executives received PSU grants. Eldorado intends to increase this percentage to 50% by phasing out RSUs over a three year period as shown in the table below:

Year Equity Granted	Aggregate Grant Value	Stock Options	PSUs	RSUs
2015	1 x Base Salary & STIP Awarded	50%	25%	25%
2016		50%	25%	25%
2017		50%	25%	25%
2018		50%	50%	0%

Stock options

A significant portion of the named executives’ annual LTI award is issued in stock options. Stock options link our executives’ experience to that of our shareholders and encourage our executives to execute strategic business goals and objectives designed to improve share price performance. Any value received from stock options is entirely dependent on the share price exceeding the exercise price.

57 Management Proxy Circular

Stock options generally vest in three tranches over a two year period for grants issued in years prior to 2016 and over a three year period beginning in 2016, and expire after five years from the date of grant. This long term vesting and expiry schedule promotes continued efforts to return shareholder value and acts as a retention tool.

Performance share units (PSUs)

The PSU plan aligns the interests of named executives with Eldorado’s long term performance by providing compensation that is conditional on achievement of pre-determined performance criteria.

PSUs cliff vest on the third anniversary of the grant date. The final number of PSUs redeemed may be higher or lower than the number of PSUs initially granted, depending on Eldorado’s three-year relative total shareholder return (Relative TSR) performance over the three-year performance period and the three-year absolute total shareholder return (Absolute TSR) performance.

The number of PSUs that are earned and redeemed is calculated as follows:

Number of PSUs Granted	×	3-Year Relative TSR Multiplier	=	Final Number of PSUs
á 3-Year Absolute TSR Constraint: The 3-Year Relative TSR Multiplier will be capped at 100% if Eldorado’s 3-Year Absolute TSR is negative for the performance period.

Why Relative TSR with an Absolute TSR constraint?

Relative TSR compares our share price performance to the S&P/TSX Global Gold Index which includes many of the companies in our peer group, providing a clear indication of our performance compared to our peers over the same time period.

The Absolute TSR constraint caps the maximum payout at 100% of the initial grant amount if our Absolute TSR is negative over the three year period, even if our TSR performance is better than all of our peers.

Payouts will range from 0% for a three-year Relative TSR of less than 75% of the Index, to 200% for a three-year Relative TSR greater than or equal to 150% of the Index as shown in the table below. In the event Eldorado’s three-year Relative TSR outperforms the Index, but Absolute TSR is negative over the three-year period, the maximum payout will be capped at 100% to better align pay with TSR.

Relative Performance Required	3-Year Relative TSR Multiplier
≤ 75% of Index	0%	ß	3-Year Absolute TSR Constraint: The 3-Year Relative TSR Multiplier will be capped at 100% if Eldorado’s 3-Year Absolute TSR is negative for the performance period.
Between 75% and 100% of Index	Linear Interpolation
Equal to Index	100%
Between 100% and 150% of Index	Linear Interpolation
≥ 150% of Index	200%

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Restricted share units (RSUs)

The RSU plan promotes share ownership in the company and serves as a retention incentive for our named executives and officers. The value of RSUs redeemed is dependent on the share price at the time of redemption, which can be higher or lower than the value reported at the time of grant, linking our executives’ experience to that of our shareholders.

RSU awards typically vest in three tranches over three years.

2016 Long term incentives

The table below shows the number and value of long term incentives awarded to the named executives in 2016. Long term incentives are granted in the first quarter following the year of service.

	Stock Options		RSUs		PSUs
Named executive	Number Granted (#)	Value[1] ($)	Number Granted (#)	Value[2]	Number Granted (#)	Value[3] ($)
Paul Wright	949,268	1,613,755	183,381	806,878	0	0[4]
Fabiana Chubbs	293,266	498,552	56,654	249,276	54,457	249,276
Paul Skayman	290,139	493,237	56,050	246,618	53,876	246,618
Dawn Moss	282,726	480,634	54,618	240,317	52,500	240,317
Jason Cho	191,923	326,270	37,076	163,135	35,638	163,135

Notes:

1.	The stock options were granted on January 27, 2017 at an exercise price of CAD$4.40, the closing share price per Eldorado common share on the TSX on January 26, 2017. The value of stock option grants is based on the Black Scholes method.
2.	The RSUs were granted on January 27, 2017. The number of RSUs granted was determined based on the closing share price per Eldorado common share on the TSX on January 26, 2017, CAD$4.40.
3.	The PSUs were granted on January 27, 2017. The number of PSUs granted was determined based on the five-day volume weighted average price per Eldorado common share on the TSX as at the close of trade of January 26, 2017, CAD$4.5775.
4.	Mr. Wright voluntarily elected to reduce his total eligible equity awards (share based awards plus option based awards) by 25% for 2016. If taken, Mr. Wright would have received performance share units valued at $806,878.

Previous long term incentive grants were taken into account when determining the grants for 2016.

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Retirement benefits

The Eldorado Gold Corporation Pension Program (the Pension Program) was implemented in January 2008 to support long-term retention of key executives through the commodity cycle and to reward the executives’ past service with the Corporation. The Pension Program was designed based on independent advice regarding best practices at the time of implementation. The DB Pension Program is now closed to new participants.

Four of the five named executives currently participate in the defined benefit (DB) Pension Program which consists of the Eldorado Gold Corporation Pension Plan for Designated Employees (the “Designated Plan”), registered under the Income Tax Act (Canada), and the Eldorado Gold Corporation Supplemental Retirement Plan (the “SERP”).  The Designated Plan provides participants with benefits up to the maximum pension limit under the income tax regulations; the SERP provides participants with benefits that are in excess of the maximum pension limit (in 2017, the maximum pension limit is CAD$2,914.44 per year of service). The combined annual retirement benefit is equal to 2% of the average of the highest three years’ annual earnings in the 10 year period prior to retirement, multiplied by years of service.

The normal retirement age is 65, but participants can retire as early as 55 if they have at least 10 years of service in the position of an executive officer.  Pension benefits are reduced if a participant retires before turning 60.  All pension benefits may be payable as a joint and two-thirds survivor pension with a five-year guarantee if elected by the participant.

In order to enhance the security of members’ benefits, effective January 1, 2012, the SERP was converted into a Retirement Compensation Arrangement (RCA) as defined under the Income Tax Act (Canada).  As such, 50% of any contributions and 50% of all realized investment earnings are remitted to the Canada Revenue Agency as a refundable tax.  Although the refundable tax does not earn interest or any other investment returns, contributions are tax deductible for the Corporation.

Annual contributions are based on the total cash compensation paid to the named executives during the year, which typically includes base salary and short term incentive awards. Special bonuses have never been included in the calculation of pensionable earnings.

In 2015, Ms. Moss, a participant of the original DB Pension Program, voluntarily elected to cap the total contributions to the DB Pension Program in respect of her individual benefits. Contributions will cease at the end of 2018 after Ms. Moss has completed 20 years of service. Mr. Wright, another original participant of the DB Pension Program also voluntarily elected to cap his contributions at the end of 2018, however, he has since announced his intention to retire during 2017.

Ms. Chubbs and Mr. Skayman are participants of the second generation DB Pension Program. Their annual pensionable earnings were capped at CAD$600,000 in 2012.  For subsequent years, the cap for determining participants’ pensionable earnings under the Pension Program is indexed at the Consumer Price Index for Canada.

The Pension Program arrangements for each participant are bound by contractual obligations. The board is unable to make unilateral changes to the terms and conditions of the Pension Program without the participants’ consent.

2016 Retirement benefits

In 2016, there were a total of six participants of the Pension Program, four active employees and two former, retired employees. Mr. Cho did not participate in the DB Pension Program in 2016.

The non-compensatory change in 2016 resulted primarily from changes to the retirement age and discount rate assumptions. The discount rate of a retirement plan is the rate of return on investments that is assumed, when measuring the pension benefit obligations.  The Pension Program uses a discount rate based on Canadian AA corporate bond yields, in keeping with the International Accounting Standards.

The table below shows the following information for each named executive participating in the Pension Program:

•	Years of credited service as at December 31, 2016;
•	The estimated annual benefit accrued, or earned, for service up to December 31, 2016 and up to the age of 65; and
•	A reconciliation of the accrued obligation from December 31, 2015 to December 31, 2016.

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Defined Benefit Plans Table
Named Executive	Number of years credited service[1]	Annual benefits payable[2]		Opening present value of defined benefit obligation[3]	Compensatory change[4]	Non-compensatory change[5]	Closing present value of defined benefit obligation[3]
	(#)	($)		($)	($)	($)	($)
(a)	(b)	(c)		(d)	(e)	(f)	(g)
		At year end	At age 65
		(c1)	(c2)
Paul Wright	20.5	2,070,644	2,104,128	27,875,689	2,150,337	4,690,157	34,716,183
Fabiana Chubbs	6.0	74,982	290,668	792,809	251,940	41,358	1,086,107
Dawn Moss	18.1	389,631	425,581	5,364,236	490,348	299,374	6,153,958
Paul Skayman	5.5	68,734	258,379	596,918	366,931	31,221	995,070

Notes:

1.	Mr. Wright and Ms. Moss are entitled to a past service credit from their hire dates with the Corporation to the effective date of the Pension Program. Ms. Chubbs and Mr. Skayman have an alternate schedule for granting past service credit for employment with the Corporation prior to joining the Pension Program. On December 31, 2016, Ms. Chubbs was granted a past service credit for her service from July 1, 2007 to November 30, 2007; and Mr. Skayman was granted a past service credit for his service from December 1, 2008 to November 30, 2009; both are subject to vesting requirements.

2.	The annual benefits shown are based on current pensionable earnings and expected credited service to the date or age stated, are subject to the limits discussed above where applicable, and are payable from the participants’ assumed retirement date in the normal form.

3.	The accrued obligation is the value of the projected pension earned for service to the date noted. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations, as disclosed in Note 16 of the Corporation’s 2015 consolidated financial statements or Note 16 of the Corporation’s 2016 consolidated financial statements, as applicable.

4.	The amount shown under the Compensatory Change column is the sum of two items: (i) value of the projected pension earned for service during 2016; (ii) the impact of any plan amendments and of any differences between actual and assumed compensation. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations, as disclosed in Note 16 of the Corporation’s 2016 consolidated financial statements.

5.	The amount shown under the Non-Compensatory Change column includes the impact of amounts attributable to interest accruing on the beginning-of-year obligation, changes in the actuarial assumptions and methodologies, and other experience gains and losses.

Additional notes:

•	All amounts shown above are estimated for disclosure purposes only and are based on assumptions that may change over time. Further, the amounts shown above may not represent the participants’ actual entitlements at retirement.

•	The methods and assumptions used to determine the estimated amounts will not be identical to the methods and assumptions used by other corporations and as a result, the figures may not be directly comparable across corporations.

Perquisites and benefits

Executives receive benefits that include medical, extended health, dental, disability, critical illness and life insurance coverage.

During the year ended December 31, 2016, none of the executive officers received any perquisites which in the aggregate were worth more than CAD$50,000 or 10% of the respective executive officer’s salary. Mr. Wright receives parking, a club membership and an annual health assessment as perquisites, while Ms. Chubbs, Mr. Skayman, Ms. Moss and Mr. Cho receive parking and an annual health assessment.

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Compensation tables and disclosures

Shareholder return

This graph shows the change in value of $100 invested in our common shares between December 31, 2011 and December 31, 2016, compared to a similar investment in the S&P/TSX Global Gold Index and the S&P/TSX Composite Index over the same period.

As at December 31	2011	2012	2013	2014	2015	2016
ELDORADO GOLD CORP	$100	$92	$44	$52	$30	$32
S&P/TSX Global Gold Index	$100	$85	$45	$43	$38	$58
S&P/TSX COMPOSITE INDEX	$100	$107	$77	$76	$68	$74
Total Shareholder Return							5 year CAGR
ELDORADO GOLD CORP		-7.63%	-55.62%	-47.74%	-69.59%	-67.96%	-20.36%
S&P/TSX Global Gold Index		-14.62%	-54.88%	-57.36%	-61.62%	-42.05%	-10.34%
S&P/TSX COMPOSITE INDEX		7.14%	-22.90%	-24.23%	-32.12%	-26.31%	-5.92%

Total compensation awarded to the named executives over the last five years has followed a downward trend, similar to the company’s share price. In addition, the long term incentives granted during that period have declined in value substantially and continue to be exposed to share price performance, directly aligning our named executives’ experience with that of our shareholders.

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Summary compensation table

The table below shows the total compensation earned by our named executives during the last three financial years ended December 31, 2014, 2015 and 2016. All amounts are in Canadian dollars.

Name & principal position	Year	Salary[1] (CAD$)	Share- based awards[2] (CAD$)	Option- based awards[3] (CAD$)	Non-equity incentive plan compensation STIP[4] (CAD$)	Pension value[5] (CAD$)	Total compensation[8] (CAD$)
Paul Wright President & Chief Executive Officer	2016 2015 2014	902,800[6] 1,463,533 1,514,000	806,878[7] 946,755 2,744,125	1,613,755 1,893,509 2,744,125	2,324,710 2,575,819 3,974,250	2,150,337 1,542,142 2,812,202	7,798,480 8,421,758 13,788,702
Fabiana Chubbs Chief Financial Officer	2016 2015 2014	463,500 506,417 475,000	498,552 443,812 536,562	498,552 443,812 536,562	533,604 424,124 558,125	251,940 152,403 135,479	2,246,148 1,970,568 2,241,728
Paul Skayman Chief Operating Officer	2016 2015 2014	481,500 526,083 500,000	493,237 507,080 555,000	493,237 507,080 555,000	504,973 532,659 575,000	366,931 188,963 136,921	2,339,878 2,261,865 2,321,921
Dawn Moss Executive Vice President, Administration & Corporate Secretary	2016 2015 2014	423,000 462,167 454,000	480,634 407,921 586,850	480,634 407,921 586,850	538,268 392,842 703,700	490,348 140,554 720,431	2,412,884 1,811,405 3,051,831
Jason Cho Vice President, Corporate Development	2016 2015 2014	325,000 325,000 250,000	326,270 290,164 250,000	326,270 290,164 250,000	327,539 255,328 175,000	16,913 16,620 16,180	1,321,992 1,177,276 941,180

Notes:

1.	Salary is the total actual base salary paid to the individual during the applicable financial year. All salaries and benefits are paid and reported in Canadian dollars.
2.	Share-based awards: Share-based awards are granted in the first quarter following the year of service (i.e. share-based awards granted in the first quarter of 2017 are considered 2016 compensation). For compensation and financial reporting purposes, we calculate the dollar value of the RSUs as the closing share price per Eldorado share on the TSX on the day prior to the grant date. For compensation purposes, we calculate the dollar value of the PSUs as the five-day volume weighted average price per Eldorado common share on the TSX as at the close of trade on the day prior to the grant date. For financial reporting purposes, we calculate the fair value of the PSUs using a valuator.
3.	Option-based awards: Option-based awards are granted in the first quarter following the year of service (i.e. option-based awards granted in the first quarter of 2017 are considered 2016 compensation). For compensation and financial reporting purposes, we calculate the fair value of the option-based awards using the Black-Scholes method. We used the following assumptions in 2016 and 2017:
	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
2017	0.23	57.56 – 64.31	0.76 – 1.08	1.82 – 3.82	4.40
2016	0.64	54.29 – 60.49	0.43	1.85 – 3.85	3.22

4.	STIP: See page 53 for a description of the short term incentive plan.
5.	Pension Value: See page 60 for information about the retirement benefit.
6.	Mr. Wright voluntarily elected to reduce his base salary from $1,211,200 to $800,000 effective April 1, 2016.
7.	Mr. Wright voluntarily elected to reduce his total eligible equity awards (share based plus option based awards) by 25% for 2016. If taken, Mr. Wright would have received an additional $806,878 in share based awards in 2016.
8.	In the 2016 Management Information Circular, all compensation was reported in USD. We used the annual average annual exchange rate for 2015 reported by the Bank of Canada of USD$1.00 = CAD$1.2787. In 2017, we reverted back to reporting in CAD for administrative purposes.

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Incentive plan awards

Outstanding share-based and option-based awards

The table below shows the total number of stock options and restricted share units granted to the named executives and their value, in any, as at December 31, 2016:

	Option-based awards					Share-based awards
Name	Grant date	Unexercised stock options (#)	Option exercise price ($)	Option expiry date	Value of unexercised in-the-money stock options[1] ($)	Unvested RSUs (#)	Value of unvested RSUs[2] ($)	Value of vested RSUs[2] ($)	Unvested PSUs (#)	Value of unvested PSUs[3] ($)
Paul Wright	28-02-12 26-02-13 26-02-14 24-02-15 02-02-16	824,151 1,073,578 946,250 1,451,917 1,660,973	15.22 10.42 7.84 6.67 3.22	28-02-17 26-02-18 26-02-19 24-02-20 02-02-21	0 0 0 0 1,827,070	215,579	931,301	340,649	364,464	0
Fabiana Chubbs	28-02-12 26-02-13 26-02-14 24-02-15 02-02-16	156,981 199,587 221,142 283,895 389,308	15.22 10.42 7.84 6.67 3.22	28-02-17 26-02-18 26-02-19 24-02-20 02-02-21	0 0 0 0 428,239	82,321	355,627	115,841	112,066	0
Paul Skayman	28-01-12 01-08-12 26-02-13 26-02-14 24-02-15 02-02-16	137,358 29,746 184,518 239,158 293,650 444,806	15.22 10.85 10.42 7.84 6.67 3.22	28-02-17 01-08-17 26-02-18 26-02-19 24-02-20 02-02-21	0 0 0 0 0 489,287	92,607	400,062	146,007	123,491	0
Dawn Moss	28-02-12 26-02-13 26-02-14 24-02-15 02-02-16	164,830 189,284 212,813 310,502 357,825	15.22 10.42 7.84 6.67 3.22	28-02-17 26-02-18 26-02-19 24-02-20 02-02-21	0 0 0 0 393,608	78,004	336,977	139,959	110,347	0
Jason Cho	11-04-13 26-02-14 24-02-15 02-02-16	45,405 88,757 132,275 254,529	8.19 7.84 6.67 3.22	11-04-18 26-02-19 24-02-20 02-02-21	0 0 0 279,982	51,302	221,625	0	65,366	0

Note:

1.	The value of the options is based on the difference between a market value of CAD$4.32 per share, the closing price per Eldorado common share on the TSX as of December 31, 2016 and the exercise price, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.
2.	The value of RSUs is based on a market value of CAD$4.32 per share, the closing price per Eldorado common share on the TSX as of December 31, 2016. The actual value redeemed will be dependent on the value of our common shares on the date the RSUs are redeemed.
3.	The value of the PSUs is dependent on achievement of pre-determined performance criteria. As of December 31, 2016, the threshold requirement for receiving a payout in relation to the outstanding PSUs had not been met. See page 58 for further information about the PSU performance criteria. There were no vested PSUs in 2016.

64 Management Proxy Circular

The next table shows the value of incentive plan awards that were vested and non-equity incentive plan compensation earned by each named executive in 2016:

Name	Option-based awards – Value vested during the year ($)[1]	Share-based awards – Value vested during the year ($)[2,3]	Non-equity incentive plan compensation – Value earned during the year ($)
Paul Wright	0	575,155	0
Fabiana Chubbs	0	131,933	0
Paul Skayman	0	126,414	0
Dawn Moss	0	124,257	0
Jason Cho	0	49,236	0

Notes:

1.	The value of the options is based on the difference of the market price on vesting date less the option price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.
2.	The value of RSUs is calculated by the number of shares multiplied by the value of the shares on the vesting date.
3.	No PSUs vested during 2016.

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Employment agreements, termination and change of control

The maximum severance payable is 2 x base salary and bonus paid in the last 12 months.

Severance is payable only if the executive’s employment is terminated by the company without cause or by the executive for “good reason” following a change of control.

We have employment agreements with our named executives because of their critical role in the company and to protect them from disruptions to their employment if there is a transaction affecting the control of Eldorado. These provisions are consistent for each of our named executives and within industry standards for executives in similar positions.

Each employment agreement is for an indefinite period and subjects the named executive to confidentiality provisions that apply indefinitely.

Each employment agreement includes termination provisions outlining the severance payable when the executive’s employment is terminated by the company without cause or by the executive for good reason following a change of control.

A change of control occurs if:

(a)     there is an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(b)     Eldorado amalgamated, consolidated or combined with, or merged the company into, any other person, whether by way of amalgamation, arrangement or otherwise,  unless

•	we are the surviving corporation formed from the transaction; and
•	immediately after the transaction at least 60% of the voting rights attached to all outstanding voting shares of the company or the corporation resulting from such amalgamation, consolidation or combination, or into which the company is merged, as the case may be are owned by persons who held the voting rights attached to all outstanding voting shares of the company immediately before giving effect to such transaction; or

(c)     the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the company  based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the company or its affiliates or by persons who held the voting rights attached to all outstanding voting shares of the company immediately before giving effect to such disposition; or

(d)     at least 50% of the directors constituting the Board cease to be directors as a result of, in connection with, or pursuant to a contract relating to (i) a Change of Control as defined in paragraphs (a), (b) or (c), or (ii) an actual or threatened contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies by or on behalf of a person or persons (other than a solicitation that was approved by directors constituting a majority of the Board).

If there is a change of control, each of the named executives can terminate his or her employment for “good reason” by giving 90 days written notice within the twelve month period following a change of control and receive his or her severance package. Good reason occurs if:

(a)     the company changes the executive’s duties in a manner that is inconsistent with his/her current position, titles, duties, responsibilities, scope of work, discretion or power (unless in each case, clearly consistent with a promotion);

(b)     any reduction by the company of the executive’s total aggregate value of compensation and/or benefits or any change in the basis upon which the executive’s total compensation and benefits are determined if that change is or will be adverse to the executive;

(c)     any failure by the company to continue any compensation program, incentive plan or benefit in which the executive is participating or entitled to participate or the company taking any action or failing to take any action in relation to any such benefit or plan that would adversely affect the executive's participation in or reduce his/her rights or benefits pursuant to any such benefit or plan, or the company failing to increase or improve such rights or benefits on a basis consistent with the policies and practices in effect immediately prior to the Change of Control with respect to the senior executives of the company, unless any such action or failure to take action in relation to the foregoing benefits or plans is in the ordinary course of business and does not adversely affect the aggregate value of the benefits or plans to the executive or the company provides a replacement benefit or plan of equivalent value;

(d)     any change in the criteria used to determine achievement of the STIP or LTIP or any change to the target award levels in place immediately prior to the Change of Control, where such change would have an adverse effect on the amount of bonus the executive would be eligible to receive;

(e)     the company relocating the executive’s principal office to any place more than 50 kilometres from the location at which he/she performed his/her duties for the company;

(f)      a significant change to the number of managers and employees of the company, the reporting and organizational structure of the company or the company’s corporate objectives; or

(g)     any other significant (but not necessarily fundamental) change to the executive’s terms and conditions of employment.

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Termination without cause and following a change of control

The table below shows the amounts that would be paid to each of our named executives if the company terminated the executives’ employment without cause, including following a change of control, or the executive terminated their employment for good reason following a change of control. The value of each severance package is calculated as of December 31, 2016.

	Paul Wright ($)	Fabiana Chubbs ($)	Paul Skayman ($)	Dawn Moss ($)	Jason Cho ($)
Termination by the company without cause
2 x Base Salary (paid in last 12 months)	1,805,600	927,000	963,000	846,000	325,000 (1 x Base Salary)
2 x STIP Award (paid in last 12 months)	5,151,637	848,248	1,065,319	785,683	255,328 (1 x STIP Award)
Benefits	4,545	4,545	3,450	4,545	4,545
Total	6,961,782	1,779,793	2,031,769	1,636,228	584,873
Termination by the company, or by the named executive for good reason, following a change of control (in addition to above compensation)
Unvested Stock Options[1]	1,827,070[4]	428,239	489,287	393,608	279,982
Unvested Restricted Share Units[2]	931,301[4]	355,627	400,062	336,977	221,625
Unvested Performance Share Units[3]	0	0	0	0	0
Total	2,758,371	783,866	889,349	730,585	501,607
Combined Total	9,720,153	2,563,659	2,921,118	2,366,813	1,086,480

Notes:

1.	The value of the options is based on the difference between a market value of CAD$4.32 per share, the closing price per Eldorado common share on the TSX as of December 31, 2016 and the exercise price.
2.	The value of the RSUs is based on a market value of CAD$4.32 per share, the closing price per Eldorado common share on the TSX as of December 31, 2016.
3.	The value of the PSUs is dependent on achievement of predetermined performance criteria during the performance period beginning on the grant date and ending on the date of termination following a change of control. As at December 31, 2016, the PSUs had no value.
4.	Upon retirement, Mr. Wright’s unvested stock options and restricted share units will become vested and available for exercise or redemption within the original term of the grants.

The named executives are responsible for all applicable personal income taxes related to any severance payment they receive. Eldorado does not gross-up payments.

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The table below outlines the treatment of each compensation component following termination of employment of the named executive:

Compensation Component	Resignation	Retirement, Death or Disability	Termination With Cause	Termination Without Cause	Termination following a Change of Control
Base Salary	Earned portion only			2 x base salary paid in last 12 months
STIP	A prorated portion may be paid at the discretion of the board.		No STIP is paid for the current year.	2 x STIP award paid in last 12 months
Stock Options (for executive officers appointed by the board)	Unvested portion is forfeited. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier.		All options terminate immediately	Unvested portion is forfeited. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier.	Unvested portion is deemed vested. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier.
Restricted Share Units	Vested RSUs not redeemed are entitled to be redeemed on the termination date. All unvested RSUs are cancelled, unless the board in its sole discretion determines otherwise.		All RSUs are forfeited, unless the board in its sole discretion determines otherwise.	Vested RSUs are entitled to be redeemed on the termination date. All unvested RSUs are cancelled except as otherwise determined by the board.	Unvested RSUs deemed to have vested. Vested RSUs are entitled to be redeemed on the termination date.
Performance Share Units	All outstanding PSUs are forfeited, unless the board in its sole discretion determines otherwise.

On retirement, participants entitled to be paid after the expiry of the performance period a pro-rated portion of PSUs based on the amount of time the participant was employed during the performance period.

The number of PSUs awarded will be subject to actual performance during the performance period.

On death or disability, participants treated the same as for termination following Change of Control.

			All outstanding PSUs are forfeited, unless the board in its sole discretion determines otherwise.	All outstanding PSUs are forfeited, unless the board in its sole discretion determines otherwise.

The performance period will be deemed to have ended as at the date of termination.

The number of PSUs awarded will be subject to actual performance during the performance period, and may be higher or lower than the number of PSUs initially granted.

Benefits	Benefits are cancelled on the date of termination.			Extended health benefits are continued for 12 months, or payment of the equivalent value is paid in lieu. All other benefits are cancelled on the date of termination.

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Director compensation

Director compensation philosophy

Our director compensation program is designed to:

➢	Attract, retain and motivate high caliber individuals to act in the best interests of the company and its shareholders by providing competitive compensation;
➢	Reflect the complexities, risks, skill sets and value associated with independent directors of the board;
➢	Be fair and equitable, reflecting the time and effort required by each director; and
➢	Align the interests of our board and shareholders by committing directors to equity ownership requirements.

Directors who are executives of Eldorado, or an affiliate of Eldorado, do not receive additional compensation for acting as a director.

Evaluation of the program

Director compensation has not been increased since 2013. Retainer fees were decreased by 10% in November 2015.

The Compensation committee reviews director compensation annually, considers feedback from shareholders and makes recommendations to the board based on Eldorado’s director compensation policy, industry trends and peer group practices. In acknowledgment of a constantly changing regulatory environment, increasing industry complexity, and expectation of engagement with shareholders, consideration is given to confirming that directors are compensated fairly for the time, effort and knowledge required to contribute effectively, manage emerging risks, and successfully oversee Eldorado’s strategic direction.

Independent compensation consultants are engaged to assist the Compensation committee in assessing the competitiveness of the director compensation policy and to provide the Compensation committee with independent advice on policy design and emerging trends in director compensation. See page 46 for details on the compensation consultants, including fees paid.

Director cash compensation has not been increased since 2013. In 2015, in recognition of the previously sustained low metal prices, reduced profitability and lower shareholder returns, the directors reduced their annual retainer fee by 10% effective November 1, 2015.

No adjustments to the director compensation program were made in 2016.

Compensation components

Director compensation includes:

•	Annual retainer and additional retainers for chairman of board committees;
•	Board and committee meeting attendance fees;
•	Equity-based compensation; and
•	Travel and other fees necessary to cover the cost of travelling to attend board and committee meetings, stakeholder meetings and site visits, where applicable.

The table below details the 2016 retainer and fee structure for Eldorado’s independent directors. The overall retainer and fee structure is consistent with peer group practices according to benchmarking conducted by independent compensation consultant, Willis Towers Watson.

We pay cash retainers and fees quarterly.

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Fees and retainers

2016 Director compensation	($)
Annual retainers • member of the board of directors • chairman of the board	94,500 180,000
Annual committee chair retainers • audit committee chair • compensation committee chair • CGNC chair • sustainability committee chair	40,000 25,000 15,000 15,000
Board and committee meeting fee (per meeting)	1,500
Equity retainer	105,000

Equity-based compensation

Equity-based compensation is awarded to Eldorado’s directors on an annual basis in the form of deferred units (DUs) and stock options. DUs represent notional Eldorado common shares based on the value of our common shares.

Pursuant to the director compensation policy, directors are eligible to elect to receive DUs or stock options or a mix of DUs and stock options in the aggregate value of CAD$105,000. The value of stock options was not to exceed CAD$100,000. See page 71 for details on equity-based compensation granted to the directors in 2016.

In addition, directors may elect to receive DUs in lieu of cash for retainer and meeting attendance fees.

Why DUs?

Aligns the interests of our directors with that of our shareholders by incentivizing long term value creation:

•         DUs, while granted annually, cannot be redeemed until the participant is no longer a member of Eldorado’s board;

•         DUs are “at-risk” pay subject to the variability of the share price. The value realized is equal to the share price at the time of redemption which can be higher or lower than the value at the time of grant; and

•         DUs are settled in cash only.

Why Stock Options?

Aligns the experience of our directors with that of our shareholders:

•         The share price must increase for the directors to realize any value from the stock options granted to them as part of their annual compensation package; and

•         Stock options vest in three tranches – one third on the first, second and third anniversary of the date of grant – and expire on the fifth anniversary of the date of grant.

Travel and other fees

Directors have a travel allowance of CAD$750 per day and are reimbursed for out of pocket travel and hotel costs for travel to board and committee meetings from outside of British Columbia. They are also reimbursed for incidental expenses they incur while serving on the board.

Eldorado’s directors are required to hold two times their annual retainer in Eldorado equity.

Equity ownership requirements

Eldorado believes the interests of its directors and shareholders are better aligned when directors hold significant investments in Eldorado. In support of this belief, Eldorado established equity ownership requirements in 2008.

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Directors are required to hold at least two times their annual retainer in Eldorado equity within three years of being elected or appointed to the board. We include common shares and DUs in the equity ownership calculation. DUs are included since DUs may not be redeemed until the director is no longer a member of Eldorado’s board. We measure the value of director equity holdings at the higher of the value at issue date or fair market value at January 31 of the current year.

Adherence to the equity ownership requirements is reviewed annually at the end of the year by the Corporate Secretary and reported to the CGNC. The most recent review indicates all directors who have been members of the board for three or more years have met their share ownership requirements.

For information about the directors’ share ownership see the director equity ownership table on page 73.

2016 Director compensation

The table below shows the breakdown of total compensation earned by each director in 2016.

Mr. Wright does not receive compensation as a director because he is employed as Eldorado’s President & CEO, and is not an independent director. See the Summary Compensation Table on page 63 for information about his compensation in 2016.

Name	Fees earned ($)	Share-based awards[2,4] ($)	Option-based awards[3] ($)	Total ($)
George Albino	3,000	0	423,000	426,000
Ross Cory[1]	117,750	140,000	100,000	357,750
Pamela Gibson	70,500	65,750	100,000	236,250
Robert Gilmore	231,500	55,500	52,500	339,500
Geoffrey Handley[1]	139,500	17,000	100,000	256,500
Michael Price	129,000	52,500	52,500	235,000
Steven Reid	71,252	151,686	0	222,938
Jonathan Rubenstein[1]	182,625	52,500	52,500	287,625
Donald Shumka[5]	405,844	105,000	0	510,844
John Webster[1]	171,375	78,125	40,000	289,500
Total	1,522,346	718,061	920,500	3,160,907

Notes:

1.	The following directors served as committee chairs in 2016:
•	Mr. Webster – chair of the Audit committee
•	Mr. Rubenstein – chair of the Compensation committee
•	Mr. Cory – chair of the CGNC until July 26, 2017
•	Ms. Gibson – chair of the CGNC from July 27, 2017, and
•	Mr. Handley – chair of the Sustainability committee and chair of the Reserves and Resources review panel.
2.	Share-based awards is the amount that directors received in DUs in 2016. The number of DUs is calculated by dividing the total value of the award by the closing price of Eldorado common shares on the TSX on the date immediately prior to the grant. DUs are settled in cash, have no value at the date of grant, and, from and after February 20, 2014, earn dividend equivalents.
3.	Option-based awards is the amount that directors received in stock options in 2016. The number of stock options is calculated by dividing the total value of the grant by the value of an option calculated by the Black Scholes method.
4.	Directors may elect to receive all or a portion of their earned retainer and meeting fees as DUs, in lieu of cash. The above table includes DUs taken in lieu of cash and therefore the total share-based awards exceeds the CAD$105,000 annual equity grant value in some cases.
5.	Mr. Shumka retired from the Board of Directors effective May 25, 2016.

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Outstanding option-based awards and share-based awards

The following table shows the unexercised options and unredeemed DUs the independent directors held as of December 31, 2016.

	Option-based awards					Share-based awards
Name	Grant date	Unexercised stock options (#)	Option Exercise Price (CAD$)	Option Expiry Date	Value of unexercised in-the-money stock options[1] (CAD$)	Unredeemed DUs (#)	Value of unredeemed DUs[2] ($)	Value of DUs redeemed[3] ($)
George Albino	Nov 1, 2016	100,000	4.23	Nov 1, 2021	9,000	0	0	0
Ross Cory	Feb 28, 2012 Feb 26, 2014 Feb 24, 2015	37,736 51,020 52,910	15.22 7.84 6.67	Feb 28, 2017 Feb 26, 2019 Feb 24, 2020	0 0 0	82,630	356,962	0
Pamela Gibson	Nov 4, 2014 Feb 26, 2015 Feb 2, 2016	100,000 52,910 87,710	6.15 6.67 3.22	Nov 4, 2019 Feb 24, 2020 Feb 2, 2021	0 0 96,481	16,299	70,412	0
Robert Gilmore	Feb 28, 2012 Feb 2, 2016	37,736 46,052	15.22 3.22	Feb 28, 2017 Feb 2, 2021	0 50,657	84,093	363,282	0
Geoffrey Handley	Feb 28, 2012 Feb 2, 2016	37,736 87,719	15.22 3.22	Feb 28, 2017 Feb 2, 2021	0 96,491	88,937	384,208	0
Michael Price	Feb 28, 2012 Feb 26, 2014 Feb 26, 2015 Feb 2, 2016	37,736 51,020 52,910 46,052	15.22 7.84 6.67 3.22	Feb 28, 2017 Feb 26 2019 Feb 24, 2020 Feb 2, 2021	0 0 0 50,657	38,561	166,584	0
Steven Reid	May 8, 2013 Feb 26, 2015	100,000 27,777	7.19 6.67	May 8, 2018 Feb 24, 2020	0 0	87,518	378,078	0
Jonathan Rubenstein	Feb 28, 2012 Feb 26, 2014 Feb 26, 2015 Feb 2, 2016	37,736 25,000 52,910 46,052	15.22 7.84 6.67 3.22	Feb 28, 2017 Feb 26, 2019 Feb 24, 2020 Feb 2, 2021	0 0 0 50,657	52,858	228,347	0
Donald Shumka[3]	Feb 28, 2012 Feb 26, 2014	37,736 51,020	15.22 7.84	Feb 28, 2017 May 25, 2017	0 0	0	0	352,969
John Webster	Jan 1, 2015 Feb 2, 2016	100,000 35,087	7.08 3.22	Jan 1, 2020 Feb 2, 2021	0 38,596	47,494	205,174	0

Notes:

1.	The value of the stock options is based on the difference between a market value of CAD$4.32 per share, the closing price per Eldorado common share on the TSX as of December 31, 2016 and the exercise price, even though these options have not been and may never be exercised. Any actual gains will depend on the value of our common shares on the date they are exercised.
2.	The value of the DUs is based on a market value of CAD$4.32 per share, the closing price per Eldorado common share on the TSX as of December 31, 2016. Any actual value will depend on the value of our common shares on the date the DUs are redeemed. The right to request redemption of DUs does not occur until the director is no longer a member of the board.
3.	Mr. Shumka retired from the Board of Directors effective May 25, 2016. He has one year to exercise vested options, in accordance with the Eldorado Gold Corporation Incentive Stock Option Plan for Officers and Directors, amended and restated as of May 1, 2014.

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Equity-based awards – value vested or earned during year

The next table shows the value of incentive plan awards that were vested, redeemed or earned by each independent director in 2016.

Name	Option-based awards – Value vested during the year[1] ($)	Share-based awards – Value redeemed during the year[2] ($)	Non-equity incentive plan compensation – Value earned during the year ($)
George Albino	0	0	0
Ross Cory	0	0	0
Pamela Gibson	0	0	0
Robert Gilmore	0	0	0
Geoffrey Handley	0	0	0
Michael Price	0	0	0
Steven Reid	0	0	0
Jonathan Rubenstein	0	0	0
Donald Shumka[3]	0	352,969	0
John Webster	0	0	0

Notes:

1.	The value of the options is based on the difference of the market price on vesting date less the option exercise price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.
2.	The right to request redemption of DUs does not occur until the director is no longer a member of the board. The value of the DUs is based on the number of DUs awarded multiplied by the closing share price on the redemption date.
3.	Mr. Shumka retired from the Board of Directors on May 25, 2016.

Director equity ownership

The following table sets out the number and value of all securities held by the independent directors as at December 31, 2016.

Director	Equity Ownership Requirement (Annual Retainer x 2) ($)	Share-based Awards (DUs) (#)	Common Shares (#)	Total (#)	Multiple of Annual Retainer[2]	Meets Requirement
George Albino[1]	189,000	0	0	0	0.00	Not applicable
Ross Cory	189,000	82,630	340,000	422,630	25.64	Yes
Pamela Gibson[1]	189,000	16,299	0	16,299	0.84	Not applicable
Robert Gilmore	360,000	84,093	9,500	93,593	4.44	Yes
Geoffrey Handley	189,000	88,937	10,000	98,937	8.98	Yes
Michael Price	189,000	38,561	0	38,561	3.09	Yes
Steven Reid	189,000	87,518	0	87,518	4.74	Yes
Jonathan Rubenstein	189,000	52,858	9,000	61,858	7.25	Yes
John Webster	189,000	47,494	2,000	49,494	2.41	Yes

Notes:

1.	Pamela Gibson and George Albino joined the board less than three years ago. They are not required to meet their shareholding requirements until September 2017 and November 2019 respectively.
2.	Based on the higher of the value at issue date or fair market value at January 31, 2017 ($4.60).

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DIRECTORS’ APPROVAL

The board of directors has approved the contents of this Management Information Circular and the sending of this information to the Eldorado shareholders.

BY ORDER OF THE BOARD OF DIRECTORS

Robert Gilmore

Chairman of the Board

March 13, 2017

Vancouver, British Columbia

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Other information

Equity compensation plan information

The table below shows the breakdown in the total options that have been granted and are outstanding under the incentive stock option plans and PSUs that have been granted and are outstanding as of March 13, 2017:

	Granted and outstanding (#)	Common shares under option & PSU (#)	% of total issued and outstanding common shares
Options under the Employee plan	17,556,343	17,556,343	2.45%
Options under the Officers and directors plan	13,141,970	13,141,970	1.83%
PSUs under the PSU plan	2,073,019	2,073,019	0.29%
Total	32,771,332	32,771,332

•         Employee plan: from and after May 1, 2014 limited to no more than 30,875,315 shares of Eldorado common shares

•         Officers and directors plan: from and after May 1, 2014 limited to no more than 17,048,803 shares of Eldorado common shares

•         PSU plan: limited to no more than 3,130,000 shares of Eldorado common shares. PSUs are subject to satisfaction of performance vesting targets within a performance period which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in shares (generally on a one for one), cash or a combination. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares (on a one for one basis). The maximum number of common shares that may be issued in respect of the PSUs granted assuming that the maximum performance targets for the PSUs listed above have been met and payout is in common shares (on a one for one basis) is 1,246,820, which represents 0.18% of the issued and outstanding common shares.

As of March 13, 2017, 30,698,313 options (17,556,343 for the Employee plan and 13,141,970 for the Officers and Directors plan) to purchase the same number of common shares (representing 4.28% of the issued and outstanding common shares) have been granted and are outstanding to eligible persons under the option plans.

As of March 13, 2017, 13,235,448 options for the Employee plan and 3,906,833 for the Officer and Director plan remain available for grant and 1,056,981 remain available for grant under the PSU plan assuming 100% of the PSUs granted as listed in the above table will vest and be paid out in common shares (on a one for one basis). That number may be higher or lower depending on the performance targets actually achieved and on the choice of the method of settling redemption payments.

As of March 13, 2017, a total of 34,698,550 common shares have been issued on the exercise of the same number of options granted under the incentive stock option plans or predecessor stock option plans. This represents 4.84% of our total common shares issued and outstanding. As of March 13, 2017, no common shares have been issued in respect of PSUs.

Stock options

We have two incentive stock option plans (the plans):

•         a plan for the employees, consultants and advisors of Eldorado and our related entities, as well as the directors and officers of our related entities (the Employee plan); and

•         a plan for directors and officers of Eldorado (the Officers and directors plan).

We established the Employee plan in 1994.

We introduced the Officers and directors plan in 2003, to tie a portion of the future compensation of our directors, officers and employees to the long-term performance of our shares. The named executives that are also executive officers of Eldorado participate in the Officers and directors plan.

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Granting and vesting

The board approves option grants under the Officers and directors plan. The Compensation committee approves option grants under the Employee plan. Each option entitles the holder to buy one Eldorado common share, subject to certain adjustments. The board generally grants options in five-year terms, which is the maximum option period provided for under the plans, but can set shorter terms if it wishes. The board also has discretion to determine vesting restrictions, and in connection therewith determine the terms under which vesting of the options may be accelerated.

Options granted to our named executives generally vest in three tranches over three years. Options vest upon termination of employment, engagement or directorship by:

•         Eldorado or a related entity of Eldorado, for any reason other than for cause (as defined in the Officers and directors plan) or, in the case of a consultant, breach of contract, at any time in the 12 months following a change of control of Eldorado; and

•         the optionee, should there be a material adverse change in location, salary, duties or responsibilities in the 12 months following the change of control and the optionee has provided written notice to the company within 30 days of such material adverse change.

Exercising options

The board determines an option’s exercise price on the grant date. The exercise price must be at least equal to the market value of our common shares at that time (the closing price of our common shares on the TSX on the trading day immediately before the grant date). If there is no closing price, the market value is the share price used in the last trade on the grant date.

Options cannot be exercised if the exercise period has expired. If options expire during a trading black-out period, they can be exercised within 10 business days after the black-out period is lifted.

We do not provide any financial assistance to participants when they exercise their options.

Assigning or transferring options

Options cannot be assigned or transferred to another person other than by will or by law if the option holder dies.

Special situations

If the option holder is no longer eligible to participate in the plan, he or she has 365 days to exercise any vested options under the Officers and directors’ plan, and 30 days under the Employee plan, except in the following situations:

•	on death, his or her estate has 365 days to exercise the vested options; or
•	on termination for cause, all options terminate immediately.

The board may in its sole discretion increase the periods permitted to exercise all or any of the options following a termination of employment, engagement or directorship provided that no options shall be exercisable beyond the original expiry date of the option.

Restrictions

Shares reserved for issue

From and as of May 1, 2014, subject to adjustment, the maximum number of Eldorado common shares that may be issued under the Plans shall not exceed 30,875,315 common shares for the Employee plan and 17,048,803 common shares for the Officers and directors plan.

The plans limit the number of Eldorado common shares that can be reserved for issue under the plans for a single individual:

•         Employee plan: limited to no more than one-half of one percent (0.5%) of common shares outstanding on the grant date;

•	Officers and directors plan: limited to no more than one percent (1%) of common shares outstanding on the grant date (on a non-diluted basis);
•	Officers and directors plan: for non-executive directors, limited to no more than three quarters of one percent (0.75%) of common shares outstanding on the grant date;

•         Non-executive directors are prohibited from participating in the Employee plan; and

•         Common shares that were reserved for options that expire, are cancelled or otherwise terminated for any reason other than exercise can be used for other options issued under the plans.

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Restrictions for insiders

No more than 9% of common shares issued and outstanding on the grant date (on a non-diluted basis) can be reserved for issue to insiders through the plans and any other security based compensation arrangements.

In any one-year period, no more than 9% of common shares issued and outstanding (on a non-diluted basis) can be issued to insiders through the plans and any other security based compensation arrangements.

Grants to non-executive directors under Officers and directors plan

Under our director compensation policy, the board can grant up to 100,000 options vested over two years to a non-executive director when he is first elected or appointed to our board, and has the discretion to grant stock options to non-executive directors up to a value as of the date of the grant of $100,000 per year at the discretion of the board. (See page 70 director compensation).

Corporate changes

If we amalgamate, consolidate, or merge with or into another body corporate:

•         option holders are entitled to receive other securities, property or cash (in lieu of common shares).

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

•         the board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised, among other things.

If a third party makes an offer to buy all of our common shares:

•         the board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised.

Making changes to the plans

Except as described below, shareholders must approve all changes to the plans, including changes that involve:

•         changing the number of common shares that can be reserved for issue under the plans, including:

o	increasing the fixed maximum or fixed maximum percentage; and
o	changing from a fixed maximum number to a fixed maximum percentage;

•         changing from a fixed maximum number to a fixed maximum percentage or vice versa.

We do not need shareholder approval to make changes like:

•         changing the termination provisions of the options or plan, as long as it does not extend beyond the original expiry date;

•         adding a cashless exercise feature that can be paid in cash or securities, whether or not it reduces the number of underlying common shares from our reserve;

•         making housekeeping changes like correcting errors or clarifying ambiguities; and

•         updating the plans to reflect changes in the governing laws, including any TSX compliance requirements.

Under the NYSE rules, shareholders generally must approve the following material changes, among others:

•         a material increase in the number of shares to be issued under the plan (other than as a result of a reorganization, stock split, merger, spin-off or similar transaction);

•         a material increase in benefits to participants, including:

o	a re-pricing (or decrease in exercise price);
o	reducing the offering price of shares or options to buy shares, or
o	extending the duration of the plan.

•         expansion of the class of participants eligible to participate in the plan; and

•         expansion of the kinds of options or awards under the plan.

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If it has a material and adverse effect on an option holder and if the option holder consents to the change, the board can adjust or terminate any outstanding option, including substituting it for another award, changing the exercise date or making other changes. The board can also extend the exercise period or lower the exercise price on any outstanding option if it receives shareholder approval.

If the exercise price of any outstanding option granted to an insider is reduced, or the exercise period is extended, we must receive approval from the disinterested shareholders, according to the terms of the plans and TSX and other regulatory requirements.

Other terms and conditions

The plans contain requirements for granting of qualified incentive stock options under the United States tax code.

The board can suspend or terminate the plans at any time, and impose other terms and conditions on any options granted under the plans.

The board can change or terminate the plans and any outstanding options if a securities regulator, stock exchange or a market requires it as a condition of approving a distribution of common shares to the public, or to obtain or maintain a listing or quotation of our common shares.

The plans were amended and restated as of May 1, 2014 by shareholder resolution to increase the number of shares available under the plans, to provide for the issuance of qualified incentive stock options to United States participants and to incorporate certain housekeeping changes, among other things, and on October 25, 2012 to incorporate certain housekeeping changes to the definition of change of control. Please see our 2008, 2009, 2011 and 2014 management proxy circulars (dated March 27, 2008; April 3, 2009; March 23, 2011 and March 20, 2014 on SEDAR (www.sedar.com) for a summary of the amendments made to the plans and approved by shareholders.

You can request a copy of the plans by contacting our corporate secretary.

Performance share units

The shareholders approved a performance share unit plan (PSU plan) effective as of May 1, 2014.

Granting

Under the PSU plan, the board can grant PSUs to employees or officers of Eldorado or a related entity of Eldorado. A PSU is a bookkeeping entry, denominated in Eldorado common shares (generally on a one for one basis), that is credited to the PSU account of a participant under the PSU plan. See “Performance share units (PSUs)” on page 58 for a discussion of the current performance criteria which may result in a higher or lower number of PSUs than the number granted by the board as of the grant date.

In addition, under the PSU plan, whenever cash dividends are paid on common shares, additional PSUs will be credited to the participant’s PSU account. The number of such additional PSUs will be determined by dividing the cash dividends that would have been paid to such participant if the PSUs held in the participant’s PSU account were common shares as of the record date by the market value on the trading day after the record date.

Restrictions

The maximum number of common shares of Eldorado which may be issued under the PSU plan is 3,130,000 common shares, subject to adjustment.

Under the PSU plan, common shares reserved from treasury in respect of which PSUs have been cancelled or otherwise expired for any reason (other than redemption of the PSUs) will be available for subsequent grants of PSUs under the PSU plan.

Restrictions for insiders

No more than 9% of common shares of Eldorado issued and outstanding on the grant date (on a non-diluted basis) can be issuable to insiders through the PSU plan and any other security based compensation arrangements.

In any one-year period, no more than 9% of common shares of Eldorado issued and outstanding (on a non-diluted basis) can be issued to insiders through the PSU plan and any other security based compensation arrangements.

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Vesting

Under the PSU plan, unless otherwise specified by the board, PSUs granted are subject to a vesting schedule based on the achievement of performance targets which must be met within a performance period. The performance period must not exceed the period commencing January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such PSUs were granted. After the expiration of the performance period, the holder may be entitled to receive common shares or the amount payable in cash or combination on redemption of vested PSUs. See “Performance Share Units (PSUs)” on page 58 for a discussion of the current performance vesting targets.

Redemption

Under the PSU plan, all vested PSUs will be redeemed on the redemption date, defined as the first day following the expiry of the performance period applicable to the PSU and, except as described below, the participant’s employment has not been terminated.

PSUs may not be redeemed until the redemption date applicable to such PSUs and the applicable terms of vesting have been met as determined by the board in its sole discretion and except as described below, the holder’s employment has not been terminated prior to the expiry of the performance period.

Under the PSU plan, vested PSUs are redeemable, at the election of the board in its discretion, for common shares (generally on a one for one basis), a cash payment equal to the market value of a common share (generally on a one for one basis) as of the redemption date or a combination of cash and common shares. Market value of our common shares is the closing price of our common shares on the TSX on the trading day immediately before the redemption date. If there is no closing price, the market value is the share price used in the last trade.

Additional specific requirements apply to U.S. participants as set out in the plan.

PSUs cannot be redeemed during a trading black-out period; they can be redeemed within two business days after the black-out period is lifted.

Assigning or transferring PSUs

PSUs cannot be assigned or transferred to another person other than by will or by law if the PSU holder dies.

Termination

Under the PSU plan, if employment is terminated for any reason prior to the expiry of the performance period except as set out below, and unless the board determines otherwise, all outstanding PSUs whether vested or not shall be forfeited and cancelled.

If:

•	we terminate employment for any reason other than cause within twelve months of a change of control (as defined in the PSU plan), or
•	we make a material adverse change to the executive’s salary, duties or responsibilities and location of employment within twelve months of a change of control and the participant gives notice of termination within 30 days of the material adverse change, or
•	employment is terminated as a result of disability or the participant’s death then the participant will continue to be entitled to payment on the date of termination of any PSUs that are vested on the termination date, any PSUs which are capable of vesting subsequent to the termination date and prior to the expiry of the performance period shall be deemed to have vested on the termination date and the participant will be entitled to payment of such PSUs and the redemption date shall be the date of termination. Generally under current performance targets, the performance period will end on the date of termination and the number of PSUs earned and redeemed will be determined as of the end of such performance period and redeemed on the date of termination. As noted above, PSUs are subject to satisfaction of performance vesting targets within the shorter performance period which may result in a higher or lower number of PSUs that vest than the number granted as of the grant date.

If the participants’ employment with the company or its related entity is terminated prior to the expiry of the performance period as a result of retirement, the participant will continue to be entitled to payment on the redemption date of that portion of PSUs that are vested on the redemption date based on the amount of time that the participant was employed during the performance period.

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See “Performance share units (PSUs)” on page 58 for a discussion of the current performance vesting targets

Corporate changes

Under the PSU plan, if we amalgamate, consolidate, or merge with or into another body corporate:

•	any common shares receivable on redemption under the PSU plan are converted to other securities, property or cash that a participant would have receive upon such amalgamation, consolidation or merger, had the PSUs been redeemed for common shares immediately prior thereto; and
•	for the purposes of determining the cash payment on redemption, the cash payment will be equal to the fair market value on the redemption date of the securities, property and/or cash which the holders would have received for a common share upon such amalgamation, consolidation or merger, had the PSUs been redeemed immediately prior thereto.

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

•	the board can use its discretion to determine the manner in which all outstanding PSUs shall be treated, including requiring acceleration of time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption.

If a third party makes an offer to buy all of our common shares:

•	the board can use its discretion to accelerate the time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption.

Making changes to the PSU plan

Under the PSU plan, except as described below, shareholders must approve all changes to the PSU plan, including changes that involve:

•	changing the number of common shares that can be reserved for issue under the plan, including:
•	increasing the fixed maximum or fixed maximum percentage;
•	changing from a fixed maximum number to a fixed maximum percentage; and
•	changing from a fixed maximum percentage to a fixed maximum number.

Under the PSU plan, we will not need shareholder approval to make changes like:

•	changing the termination provisions of the PSU or PSU plan, as long as it does not extend beyond the original expiry date;
•	making housekeeping changes like correcting errors or clarifying ambiguities; and
•	updating the plans to reflect changes in the governing laws, including any TSX compliance requirements.

Furthermore, the board can (without shareholder approval) adjust or terminate any outstanding PSU, including substituting it for another award or changing the date of redemption provided that, if such change has a material and adverse effect on a holder of PSUs, such holder consents to the change. However, the original term of the performance period may not be extended.

Under the PSU plan, the plan may be suspended or terminated at any time by the board. The termination of the plan may not affect any PSUs granted under the plan prior to the termination.

Restricted share units

The board adopted a restricted share unit plan (RSU plan) effective as of March 16, 2011.

The RSU plan was:

•         amended and restated as of October 25, 2012 to incorporate a housekeeping change to the definition of change of control;

•         amended as restated as of February 21, 2013 to increase the maximum number of shares deliverable under the RSU plan from 1,500,000 to 5,000,000; and

•         amended and restated as of February 20, 2014 to incorporate a number of changes, including changes to permit the inclusion of performance vesting targets in addition to time vesting, adding provisions relating to U.S. participants, addressing tax related matters and providing drafting consistency among other various equity plans as well as making other drafting changes.

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Named executives and officers receiving RSUs as a component of their compensation are encouraged to retain the shares received on redemption of the RSUs as a means of building their shareholding in the company.

Granting

Under the RSU plan, the board can grant RSUs to employees or officers of Eldorado or a related entity of Eldorado. An RSU is a bookkeeping entry, denominated in our common shares (on a one for one basis), that is credited to the RSU account of a participant under the RSU plan.

Restrictions

The maximum number of our common shares which may be delivered under the RSU plan since inception is 5,000,000 common shares, subject to adjustments. The common shares delivered pursuant to the RSU plan may be acquired subsequently or in anticipation of a redemption in the open market to satisfy the redemption requirements under the RSU plan. Valiant Trust has been appointed as the trustee for the purposes of arranging for the acquisition of the common shares and to hold the common shares in trust for the purposes of the RSU plan as well as deal with other administration matters. See NCIB below.

Vesting

Unless otherwise specified by the board, RSUs granted are subject to a vesting schedule based on time or on the achievement of performance targets. Grants of RSUs are also subject to a restricted period, that period after the expiration of which the holder may be entitled to receive common shares or the amount payable on redemption of vested RSUs. The restricted period must not exceed the period commencing January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such RSUs were granted. Once vested, a holder of vested RSUs is entitled to receive any distributions that are paid to the trustee appointed under the RSU plan on account of the common shares held by the trustee in respect of those vested RSUs and that have not been previously distributed, less any withholding taxes applicable and any taxes paid on such distributions by the trustee.

Redemption

Unless previously redeemed, all vested RSUs are redeemed on the redemption date, defined as the earlier of the last day of the restricted period and the date of termination of employment.

Under the RSU plan, vested RSUs are redeemable, at the election of the board in its discretion, for common shares (on a one for one basis), a cash payment equal to the market value of a common share (on a one for one basis) as of the redemption date or a combination of cash and common shares. Market value of our common shares is the closing price of our common shares on the TSX on the trading day immediately before the redemption date. If there is no closing price, the market value is the share price used in the last trade. Unless previously distributed to the holder, upon redemption of any vested RSU, the holder is entitled to receive any distributions that are paid to the trustee appointed under the RSU plan on account of the common shares held by the trustee in respect of those vested RSUs, less any withholding taxes applicable and any taxes paid on such distributions by the trustee.

Provided RSUs are vested, non-U.S. participants may elect early redemption. Participants can redeem their vested RSUs by filing a redemption notice with our Corporate Secretary, specifying the redemption date, which date must not be less than 10 days from the date of the notice, but may not be later than the earlier of the last day of the restricted period and the date of termination of employment.

Certain additional restrictions (including in respect of redemption and payout of RSUs) and requirements apply to U.S. designated participants.

RSUs cannot be redeemed during a trading black-out period; they can be redeemed within two business days after the black-out period is lifted.

Assigning or transferring RSUs

RSUs cannot be assigned or transferred to another person other than by will or by law if the RSU holder dies.

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Termination

If employment is terminated for any reason other than cause, participants (or in the case of death, the participant’s estate) are entitled to redeem their RSUs if they have vested and have not yet been redeemed.

Any outstanding RSUs that have not yet vested on the termination date will be deemed to have vested if we:

•	terminate employment for any reason other than cause within twelve months of a change of control; or
•	make a material adverse change to the executive’s salary, duties or responsibilities and location of employment within twelve months of a change of control and the participant gives notice of termination within 30 days of the material adverse change.

Any RSUs that have not vested are relinquished and cancelled when the executive’s employment is terminated, unless the board determines otherwise.

The board can accelerate the vesting period or waive the vesting or other terms.

If an executive’s employment is terminated for cause, he or she forfeits all RSUs (whether vested or not) and all rights to payments, unless the board determines otherwise.

Corporate changes

If we amalgamate, consolidate, or merge with or into another body corporate:

•	any common shares receivable on redemption under the RSU plan are converted to other securities, property or cash that a participant would have receive upon such amalgamation, consolidation or merger, had the RSUs been redeemed for common shares immediately prior thereto; and
•	any cash payment receivable on a redemption of an RSU shall be equal to the fair market value of the securities, property or cash which the holder of the RSU would have received if the holder had redeemed the RSU immediately prior to such amalgamation, consolidation or merger, as of the date of the redemption.

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

•	the board can use its discretion to determine the manner in which all outstanding RSUs shall be treated, including requiring acceleration of time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption.

If a third party makes an offer to buy all of our common shares the board can use its discretion to accelerate the time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption.

Making changes to the RSU plan or RSUs

The board can amend, suspend or terminate the RSU plan at any time. Termination will not affect any outstanding RSUs.

The board can amend, modify or terminate any outstanding RSUs, provided however the holder’s consent is required unless the board determines that it would not materially and adversely affect the holder or is specifically permitted under the RSU plan.

Normal course issuer bid (NCIB)

Common shares to satisfy redemptions of RSUs are acquired by the trustee on the market and such acquisitions have and will be conducted by way of an NCIB. Our notice in respect of the NCIB (both the initial and subsequent amended NCIB) was accepted by the TSX. Pursuant to the NCIB, during the period from June 13, 2016 and ending June 12, 2017, we may purchase up to 2,081,168 of our common shares at prevailing market prices. Pursuant to TSX policies, daily purchases may not exceed 981,423 common shares during such period.

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Period	Number of common shares purchased	Average Price (CAD$)	Total Cost (CAD$)
March 29, 2011 to March 28, 2012	800,953	15.233	12,201,031
April 10, 2012 to April 9, 2013	702,675	10.36	7,281,536
April 22, 2013 to April 21, 2014	899,651	8.101	7,287,822
April 25, 2014 to March 17, 2015	515,553	5.94	3,064,823
May 27, 2015 to April 5, 2016	0	0	0
June 13, 2016 to June 12, 2017	0	0	0

Through the trustee, GMP Securities LP has been engaged to undertake purchases under the NCIB for the purposes of the RSU plan.

The common shares acquired will be held by the Trustee until the same are required to be transferred to participants under the terms of the RSU plan to satisfy our obligations in respect of redemptions of vested RSUs held by such participants.

Under the RSU plan, neither common shares nor any distributions are permitted to be transferred to the company or a related entity.

A copy of our NCIB Notices filed with the TSX may be obtained, by any shareholder without charge, by contacting our Corporate Secretary.

Deferred unit plan

The board adopted a deferred unit plan as of July 15, 2010 as amended and restated as of February 20, 2014 to incorporate a number of changes, including adding provisions relating to U.S. participants, addressing tax related matters and providing drafting consistency with other various equity plans.

DUs represent notional Eldorado common shares based on the value of our common shares. From and after February 20, 2014, the DUs will earn dividend equivalents whenever cash dividends are paid on common shares.

Under the deferred unit plan, the board can grant DUs to eligible independent directors, designated by the board, on the following terms:

•         the market value of a DU is the closing price of an Eldorado common share on the TSX on the day prior to the relevant date; and

•         DUs are denominated in common shares when they are credited to a participant’s account.

DUs are settled in cash only. All or a portion of the director’s cash compensation may be taken in DUs, such election to be made by the final day of the quarter in which the retainer is earned, or in the case of a director who is a resident or citizen in the United States not later than December 31 of the previous year. DUs are administered under the terms and conditions of our deferred unit plan (see below for details.)

Participants may redeem the DUs after the termination date – the earliest date that both of the following conditions are satisfied:

•         the date that the participant is no longer a member of our board for whatever reason, including resignation, disability, death, retirement, or loss of office as a director; and

•         the date that the participant is neither an employee, nor a member of our board or any corporation related to Eldorado for the purposes of the Income Tax Act (Canada).

Directors can redeem their DUs for cash after the termination date. The director must file a redemption notice with our President & CEO, CFO or Corporate Secretary, specifying the redemption date, which must be by a date not later than December 15 of the first calendar year following the calendar year of the termination date.

DUs are redeemed for an amount equal to the market value of vested DUs on the redemption date, subject to adjustments for certain corporate actions. DUs are paid out within 15 trading days of redemption date, and prior to December 31 of the first calendar year following the calendar year of the termination date.

Certain additional restrictions (including in respect of redemption and payout of DUs) and requirements apply to U.S. designated participants.

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Under the DU plan, independent directors are non-employee directors. Specifically, directors who are employees of Eldorado, or an affiliate of Eldorado, are not eligible to participate in the plan.

Securities authorized for issue under equity compensation plans

	Number of securities to be issued upon exercise of outstanding options, warrants, rights and PSUs [1] As at December 31, 2016 (a)	Weighted-average exercise price of outstanding options, warrants and rights As at December 31, 2016 (CAD$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) As at December 31, 2016 (c)
Equity compensation plans approved by securityholders	30,317,234	7.55	20,653,360
Equity compensation plans not approved by securityholders	0	0	0
Total	30,317,234	7.55	20,653,360
1.	PSU plan is limited to no more than 3,130,000 shares of Eldorado common shares. PSUs are subject to satisfaction of performance vesting targets within a performance period which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in shares (generally on a one for one), cash or a combination. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares (on a one for one basis). The maximum number of common shares that may be issued in respect of the PSUs granted assuming that the maximum performance targets for the PSUs listed above have been met and payout is in common shares (on a one for one basis) is 1,246,820, which represents 0.18% of the issued and outstanding common shares.

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Schedule A

ELDORADO GOLD CORPORATION

BOARD OF DIRECTORS

Terms of Reference

I.	ROLES AND RESPONSIBILITIES

The principal role of the Board of Directors (“Board”) is stewardship of Eldorado Gold Corporation (the “Company”). The Board is responsible for the oversight of the management of the Company and its global business, consistent with its obligations set out in the Canada Business Corporations Act (“CBCA”), the Company’s Articles and By-laws and other relevant legislation and regulations.

Subject to the provisions of the CBCA and the Company’s By-Laws and Articles, the Board may delegate the responsibilities of the Board to committees of the Board (“Committees”) on such terms as the Board may consider appropriate.

The principal duties and responsibilities of the Board include:

                  (i)          Strategic Planning. Assisting in the development of and regularly reviewing and monitoring the Company’s long-term goals and the strategic planning process which takes into consideration opportunities and risks of the business and provides objectivity and judgement to the process. The Board is responsible for the approval of and for monitoring the process on at least an annual basis.

                (ii)          Performance Review. Regularly reviewing the short and long term performance of the Company. The Board shall review and consider for approval all significant amendments or departures proposed by management from established strategy, capital and operating budgets, matters of policy or corporate structure, outside of the ordinary course of business.

               (iii)          Budgeting. Reviewing and approving the Company’s annual budgets, including capital expenditures.

               (iv)          Risk Management. Understanding and overseeing the principal risks associated with the Company’s business and regularly monitoring the systems in place to manage those risks effectively.

                (v)          Reviewing Material Transactions. Reviewing and approving transactions that are either material or not in the ordinary course of the Company’s business.

               (vi)          CEO Appointment and Evaluation. Appointing a Chief Executive Officer (“CEO”) of the Company, approving the CEO’s compensation and establishing and administering appropriate processes to measure the CEO’s performance in carrying out the Company’s stated objectives, in conjunction with and on the recommendation of the Compensation Committee.

              (vii)          Succession Planning. Establishing and administering a plan for the succession of the CEO and senior management.

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            (viii)          Determining Compensation. Upon the recommendation of the Compensation Committee, approving the appointment and compensation of senior management and approving the compensation of the directors of the Company (“Directors”).

               (ix)          Management. Establishing limits of authority to be delegated to senior management and appropriate evaluation criteria for the CEO and senior management.

                (x)          Director Nomination. Requiring that a plan be in place for the nomination of the Chairman of the Board and Directors, including those Directors who are independent in accordance with applicable securities laws and stock exchange requirements (“Independent Directors”), in conjunction with the Corporate Governance and Nominating Committee.

               (xi)          Internal Controls. In conjunction with the Audit Committee, regularly reviewing and monitoring the effectiveness of the Company’s internal controls and management information systems.

              (xii)          Disclosure Policy. Overseeing the adoption of a disclosure policy for fair, accurate, transparent and timely public disclosure to all stakeholders.

            (xiii)          Reserves and Resources. Reviewing any reserve or resource reports prepared by the Company or the Reserve & Resource Panel. The Reserve & Resource Panel may be constituted at the discretion of the Board and will consist of certain Independent Directors who possess experience with or a working knowledge of estimating reserves and resources.

            (xiv)          Shareholder Communication. Reviewing the Company’s communication policy and requiring that it be in compliance with applicable law and the regulations and guidelines of applicable securities regulatory authorities and the stock exchanges on which the Company’s securities trade.

              (xv)          Shareholder Feedback. Establishing measures for shareholders to provide feedback to the Board or the Independent Directors directly.

            (xvi)          Corporate Governance. Monitoring the Company’s compliance with the law and the corporate governance regulations and guidelines as required by the securities regulatory authorities and the stock exchanges on which the Company’s securities trade, in conjunction with the Corporate Governance and Nominating Committee.

           (xvii)          Code of Conduct and Business Ethics. Establishing and regularly reviewing the Company’s Code of Conduct and Business Ethics and regularly monitoring compliance thereof with the objective of promoting a culture of integrity throughout the Company.

          (xviii)          Integrity. To the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers are creating a culture of integrity through the Company.

            (xix)          By-laws. If required, adopting, amending or repealing the By-laws of the Company, in accordance with applicable law.

              (xx)          Financial Disclosure. Reviewing and approving in advance prescribed public disclosure documents including, but not limited to, the quarterly and annual Financial Statements of the Company and associated Management’s Discussion and Analysis, the Annual Information Form and Management Proxy Circular, in conjunction with the Committees of the Board as applicable.

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            (xxi)          Committees of the Board. Upon the recommendation of the Corporate Governance and Nominating Committee, establishing the Committees and selecting Independent Directors to act on the Committees. The Board shall establish the following standing Committees of the Board: (i) Audit Committee, (ii) Corporate Governance and Nominating Committee, (iii) Compensation Committee and (iv) Sustainability Committee. From time to time the Board may create other Committees or ad hoc committees to examine specific issues on behalf of the Board.

           (xxii)          Terms of Reference. Establishing, approving and annually reviewing the Terms of Reference for itself and its Committees, setting out duties and responsibilities including organizational and administrative procedures, in conjunction with the Corporate Governance and Nominating Committee.

          (xxiii)          Evaluation of Board and Committees. Regularly evaluating the effectiveness of the Board, its Committees and the members thereof, in conjunction with the Corporate Governance and Nominating Committee.

          (xxiv)          Meetings with Management. Encouraging the CEO to bring into Board meetings, managers who can provide additional insight into the items being discussed because of personal involvement in those areas, and/or employees who have the potential to take on greater responsibilities within the Company and whom the CEO believes should be given more exposure to the Board.

           (xxv)          Continuing Education. In conjunction with the Corporate Governance and Nominating Committee, overseeing the establishment of suitable orientation programs for new Directors and continuing education opportunities for all Directors such as receipt of management reports, third party presentations and mine site visits. Each Director will have access to an electronic Board Manual, updated annually, containing relevant management information, historical public information and the Terms of References for the Directors and for the Committees of the Board.

          (xxvi)          Regulatory Compliance. Ensuring that processes are in place to address applicable regulatory, corporate, securities and other compliance matters in a timely manner.

        (xxvii)          Goodwill. Enhancing the reputation, goodwill and image of the Company.

       (xxviii)          General. Making other corporate decisions required to be made by the Board, or as may be reserved by the Board, to be made by itself, from time to time and not otherwise delegated to a Committee or to the management of the Company.

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II.	COMPOSITION

Qualification of Directors

(i)	As fixed by the Articles of the Company the Board shall consist of at least three Directors and not more than 20 Directors.

(ii)	A majority of the Directors on the Board shall qualify as Independent Directors, as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines and as defined in Section 303A.02 of the NYSE Listed Company Manual.
(iii)	At least twenty-five percent of the Directors shall be Canadian residents.

Chair of the Board

(i)	The Chair of the Board shall be an Independent Director. The Independent Directors on the Board shall appoint the Chair annually at the organizational meeting of the Board immediately following the Annual Meeting of shareholders, upon the recommendation of the Corporate Governance and Nominating Committee.
(ii)	The Chair of the Board shall have the duties and responsibilities set forth in the Terms of Reference entitled “Chair of the Board of Directors”.

Director Nomination, Appointment, Resignation & Retirement

(i)	An individual who is nominated as a director (“Nominee Director”) shall submit a written Consent to Act to the Company in such form as the Company may require.
(ii)	A Nominee Director shall disclose to the Chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Nominee Director serves as a director or an officer.
(iii)	All Directors shall disclose to the Chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Director is invited to serve as a director prior to accepting such invitation.
(iv)	In accordance with the Company’s By-laws, at each Annual Meeting of shareholders all Directors of the Company resign. Recommendations for nomination for re-election are the responsibility of the Corporate Governance and Nominating Committee. A Director shall advise the Chair of the Corporate Governance and Nominating Committee of his/her willingness to be re-elected to the Board for the next term.
(v)	A Director may be re-elected annually to serve the Board until the Annual Meeting of shareholders following his or her 73rd birthday. At the discretion of the Board and giving due consideration to the skills and abilities of Directors who reach the retirement age specified in this provision and to the needs of the Company and its range of activities and operations, the Board may approve an extended retirement age.

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Board Meetings

(i)	The Board will schedule at least five regular meetings annually and as many additional meetings as necessary to carry out its duties effectively.
(ii)	The Board will hold special meetings at least once a year to specifically discuss strategic planning and strategic issues.
(iii)	A meeting of the Board may be called by the Corporate Secretary or any Director by giving notice stating the time and place of the meeting to each of the Directors no less than 48 hours prior to the Board meeting or as otherwise provided in the By-laws of the Company.

(iv)	The agenda for each Board meeting shall be established by the CEO and the Chair of the Board, taking into account suggestions from other Directors.
(v)	At any meeting of the Board, a quorum for the transaction of business shall be a majority of the number of Directors in office from time to time.
(vi)	At Board meetings, each Director is entitled to one vote and questions are decided by a majority of votes of the Directors present.
(vii)	The Board may invite such officers and employees of the Company and such other advisors as it may see fit from time to time to attend meetings of the Board and participate in the discussion and consideration of any matter.

In-Camera Meetings

(i)	The Independent Directors will meet after each regularly scheduled meeting of the Board, or when it is deemed necessary by the Chair of the Board, without any member of the Company’s management present for the purposes of evaluating the Company’s senior management and discussing such other matters as may be appropriate.
(ii)	The Independent Directors will appoint a member to act as Secretary of the ‘in-camera’ meetings.
(iii)	Minutes generated from the meetings of the Independent Directors will be maintained by the Chair of the Board.
(iv)	Any business items arising from the meetings will be brought to the attention of the Corporate Secretary and be added to the agenda of the next regularly scheduled Board meeting.

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III.	EXPECTATIONS OF A DIRECTOR
(i)	Commitment and Attendance. All Directors are expected to maintain a high attendance record at meetings of the Board (including in-camera meetings) and meetings of the Committees of which they are members. Directors are expected to participate on Committees of the Board and become familiar with the Terms of Reference for each Committee on which they serve.
(ii)	Preparation for Meetings. All Directors are expected to prepare in advance of meetings of the Board and its Committees and be willing to fully and frankly participate in the deliberations of the Board and its Committees with the intent to make informed decisions. Directors are expected to review the agenda and related materials circulated in advance of the meeting and are encouraged to contact the Chair of the Board, the CEO or any other appropriate person to discuss agenda items prior to the meetings.
(iii)	Knowledge of Operations. All Directors are expected to be knowledgeable about the Company’s operations, activities and industry and to gain and maintain a reasonable understanding of the current regulatory, legislative, business, social and political environments within which the Company operates.

(iv)	Other Directorships and Significant Activities. Each Director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the Director’s time and availability for his or her commitment to the Company. No Director should serve on a board of a competitor of the Company or of a regulatory body with oversight of the Company. Directors should advise the Chair of the Corporate Governance and Nominating Committee prior to accepting membership on any other public company boards of directors. All Directors should disclose any conflict of interest on any issue to the Chair of the Board or the Chair of the Corporate Governance and Nominating Committee as soon as it arises. Directors must refrain from voting on any issue when a conflict of interest exists.
(v)	Contact with Management and Employees. Directors should become familiar with senior management and their roles. Directors should be available to management and the Board as a resource and use their abilities, knowledge and experience for the benefit of the Company.
(vi)	Speaking on behalf of the Company. Directors are required to adhere to the Company’s Disclosure Policy.
(vii)	Confidentiality. The proceedings and deliberations of the Board and its Committees are confidential. Each Director shall maintain the confidentiality of the information received in connection with his or her service as a Director.
(viii)	General. Directors are expected to perform such other duties as may be assigned to a Director by the Board from time to time or as may be required by applicable regulatory authorities or legislation.
IV.	OUTSIDE ADVISORS

I.                   The Board or the Independent Directors, with approval of the Chairman of the Board, may, at the expense of the Company, engage such outside advisors as may be reasonable or desirable to the Board or the Independent Directors in the performance of Directors’ duties.

V.	LIMITATION ON THE BOARD’S DUTIES

Nothing in these Terms of Reference is intended or may be construed as imposing on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the Directors are subject under applicable law. These Terms of Reference are not intended to change or interpret the constating documents of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and these Terms of Reference should be interpreted in a manner consistent with all such applicable laws, regulations and rules. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to shareholders, competitors, employees or other persons, or to any other liability whatsoever.

VI.	APPROVAL

Approved by the Board of Directors February 23, 2017.

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